SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-14856

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., SOUTH TOWER, 2-4-1 Hamamatsu-cho, Minato-ku,

Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒   Form 40-F ☐

Table of Contents

Material Contained in this Report

1.	“English translation of the Japanese-language report on corporate governance publicly disclosed with the Tokyo Stock Exchange on June 30, 2026”

2.	(Progress of Matters for Disclosure) Notice Regarding Transfer of Equity Interest (change in subsidiary): IX NTI Holdings, LLC (U.S. PE Investment: Network Connex)

3.	Filing of Amendment Extraordinary Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: June 30, 2026	By	/s/ Masataka Yamada
Masataka Yamada
Member of the Board of Directors Senior Managing Executive Officer Chief Financial Officer and Chief Strategy Officer Responsible for Corporate Strategy and Management Unit ORIX Corporation

This document is a translation of the original Corporate Governance Report in Japanese; in the event of any discrepancy relating to the content of the Report, the Japanese version shall prevail.

Corporate Governance Report

Final revision date: June 30, 2026

ORIX Corporation

Representative Executive Officer: Hidetake Takahashi

Contact: Investor Relations Department +81-3-3435-3121

Securities Code: 8591

https://www.orix.co.jp/grp/en/

As used in this report, unless the context otherwise requires, the “Company” and “ORIX” refer to ORIX Corporation, and “ORIX Group,” “Group,” “we,” “us,” “our” and similar terms refer to ORIX Corporation and its subsidiaries.

I.	Basic Views on Corporate Governance, Capital Structure, Corporate Profile and Other Information

1.	Basic Views

•

ORIX believes that a robust corporate governance system is essential for ensuring objective management and carrying out appropriate business activities in line with its core policies. We have therefore established a sound and transparent corporate governance system.

•

Details concerning corporate governance can be found below under II-2. Matters Relating to Business Execution, Audits and Supervision, Nomination, Compensation Determination, and Other Functions (Overview of Current Corporate Governance Structure), on the ORIX website and in securities reports.

[Reasons for Non-Compliance with the Principles of the Corporate Governance Code]

ORIX complies with all principles of the Corporate Governance Code.

[Disclosure Based on the Principles of the Corporate Governance Code]

The details of disclosure items pursuant to each principle of the Corporate Governance Code are as follows.

[Principle 1-4 Cross-Shareholdings]

•

ORIX review listed shares held as investment securities for purposes other than pure investment by comprehensively examining their necessity in light of our business strategy and business activities, including the maintenance or strengthening of business relationships, as well as by comparing the benefits and risks associated with such holdings with the cost of capital. Shares that are deemed to have a diminished rationale for holding will be reduced, including through sale, taking into account the circumstances of the respective companies.

•

The rationale for holding is reviewed once a year for each individual shareholding by the Executive Committee, whose members include the Group CEO as the Representative Executive Officer, and is reported to the Board of Directors.

•	We determine how to exercise voting rights on a proposal-by-proposal basis, and no uniform policy has been established in advance.

This document is a translation of the original Corporate Governance Report in Japanese; in the event of any discrepancy relating to the content of the Report, the Japanese version shall prevail.

[Principle 1-7 Related Party Transactions]

•

ORIX has established internal rules that in principle prohibit transactions by directors and executive officers with the company and its subsidiaries and takes measures to inform personnel about these rules and enforce them. Internal rules also provide that in cases where ORIX engages in certain transactions with a company at which an ORIX director or executive officer also serves as a director or executive with representative authority, a prior report must be made to the relevant division and prior approval must be obtained from the Board of Directors, and ORIX takes measures to inform personnel about these rules and enforce them. When transactions are conducted with the approval of the Board of Directors, the details are reported to the Board and systems are in place to monitor and ensure that those transactions will not give rise to concerns regarding harm to the interests of the company or its shareholders.

[Principle 2-3-1 Sustainability Issues, Including Social and Environmental Matters]

•

The Board of Directors is responsible for overseeing sustainability-related risks and opportunities across the ORIX Group. The Board receives regular reports from the Sustainability Committee and other relevant bodies, approves sustainability-related policies, and overseas progress toward material issues and key goals, providing guidance as necessary. As indicated in the skills matrix on page 54 of the Integrated Report 2025, the Board includes directors with extensive experience in ESG matters and provides appropriate oversight. In addition, the Audit Committee receives reports from the responsible departments and the internal audit function regarding status of sustainability risk management and compliance with disclosure regulations, and reviews the status of such matters.

[Principle 2-4-1 Ensuring Diversity in Appointing Core Personnel]

Our approach to ensuring diversity and our policies regarding human resource development and work environment reform

ORIX Group has designated “Human Capital Management” as one of its material issues, following the resolution and update at the Board of Directors meeting held in May 2026.

People are ORIX Group’s most important asset. It is our belief that hiring talent of varying nationalities, ages, genders, and work experience is the key to blending diverse values and skills in addition to creating new value through flexible thinking, which is the backbone of ORIX Group’s growth. ORIX Group has expanded outward from its core financial businesses into neighboring fields and has grown into a unique corporate group with a diversified business portfolio. We want to continue generating sustainable growth in an array of businesses, so we need to bring together diverse people with their own experience and skills and accelerate the fusion of knowledge that drives innovation. ORIX Group’s approach to human capital management has three components: instilling our unique core values that underlie our actions; enhancing our core capabilities, which serve as our capacity for organizational innovation; and providing a workplace in which diverse human resources can play an active role. The objective of our approach is to create new businesses and increase the value of existing operations to generate sustainable business growth.

Maximizing the value of our human capital and quickly satisfying various market needs will help us realize the ORIX Group Purpose & Culture and increase the Group’s corporate value. At the same time, we are committed to creating a working environment in which the diverse human resources who support these diverse businesses can maximize their abilities and expertise, stay healthy, and feel motivated to work. Regarding our internal work environment development and human resource development, please refer to “3. Status of Initiatives with respect to Respect for Stakeholders: Other.”.

This document is a translation of the original Corporate Governance Report in Japanese; in the event of any discrepancy relating to the content of the Report, the Japanese version shall prevail.

[ORIX Website: Human Capital Management]

https://www.orix.co.jp/grp/en/sustainability/employee/

[Integrated Report]

https://www.orix.co.jp/grp/en/ir/library/annual_report/index.html[Annual Report]

https://www.orix.co.jp/grp/en/ir/library/20f/index.html

Proactive, Measurable Goals for Ensuring Diversity

As one benchmark to involve diverse personnel in decision-making and offer equal leadership opportunities, and as one of our key goals*1 is for female employees to account for over 30% of management positions at ORIX Group by the end of the fiscal year ending March 31, 2030. As of March 31, 2025, the ratio of female managers in the ORIX Group was 34.1% for ORIX on a non-consolidated basis and 29.8% for the 8 Group companies in Japan. As of January 1, 2026, 5 of ORIX’s 30 executive officers are female, accounting for 16.6% of all officers.

Additionally, we promote various initiatives to support flexible working styles and ensure that employees feel motivated to work, fostering an inclusive and respectful environment for our diverse workforce. ORIX also focuses on recruiting mid-career employees and conducting overseas hiring for new graduates outside of Japan. As of March 31,2026, 61.7% of hires for the fiscal year ending in March 2026 were mid-career recruits. Additionally, 42.5% of the employees are mid-career employees, and 1.9% are foreign national employees.

*1	All key sustainability goals are subject to compliance with local law. If any of the above goals may be unlawful, the targets do not apply.

As of March 31, 2026, our female employees, mid-career recruits, and foreign national employees are as follows:

	ORIX Corporation	The 8 Group Companies in Japan*2
Ratio of female employees	45.1%	47.6%
Ratio of female in managerial positions	34.1%	29.8%
Ratio of mid-career recruits	42.5%	58.5%
Ratio of mid-career recruits in managerial positions	41.5%	58.0%
Ratio of foreign national employees	1.9%	1.0%
Ratio of foreign national employees in managerial positions	0.8%	0.5%

*2

The 8 Group Companies in Japan (ORIX Corporation, ORIX Auto Corporation, ORIX Rentec Corporation, ORIX Real Estate Corporation, ORIX Eco Services Corporation, ORIX Life Insurance Corporation, ORIX Bank Corporation and ORIX Computer Systems Corporation) jointly operate as part of the ORIX Group’s personnel strategy and personnel systems. (The total number of employees at these 8 companies as of March 31, 2026, was 10,232.)

This document is a translation of the original Corporate Governance Report in Japanese; in the event of any discrepancy relating to the content of the Report, the Japanese version shall prevail.

[Principle 2-6 Roles of Corporate Pension Funds as Asset Owners]

Status of Measures concerning ORIX Group Corporate Pension Funds

•	ORIX has established an Asset Management Committee chaired by the Group CFO and composed of the officers responsible for the finance, accounting, and personnel as members.

•

Matters concerning asset management policies and policy-based asset composition allocations are investigated by the Asset Management Committee and determined by the Representative Counsel. The financial status of the pension fund is sound and excessive risks have not been taken in asset management. Management policies emphasize curtailing decreases in value. In principle, the policy-based asset composition allocation is determined at the time of financial recalculation, which is performed every five years, and is verified annually and reviewed as necessary.

•

All service providers to whom management of the fund has been outsourced have accepted the Japanese version of the Stewardship Code. The fund holds quarterly management reporting conferences concerning service providers and conducts quantitative analysis. In addition, with respect to qualitative analysis, service providers are required to submit annual written survey responses, and thereby appropriate management is confirmed.

•

The fund expressed its support for the Asset Owner Principles, recognizing them as valuable in fulfilling our fiduciary duty to manage pension assets in the best interests of our members and beneficiaries. We have formally declared adherence to each of the principles.

•

Exercise of voting rights concerning ORIX Group shares and investment targets is performed in accordance with the decision-making criteria of management service providers, and there are no matters involving conflicts of interest.

•

Personnel with appropriate qualifications are assigned to the administrative offices of the fund, and the qualifications of those personnel are enhanced by sending them to outside seminars and other means.

[Principle 3-1 Full Disclosure]

ORIX implements full disclosure of information, including non-financial information, through means such as our website and the following reports.

[ORIX Website]

https://www.orix.co.jp/grp/en/

[Securities Reports]

https://www.orix.co.jp/grp/en/ir/library/financial_result/index.html

[Integrated Report]

https://www.orix.co.jp/grp/en/ir/library/annual_report/index.html

1)

ORIX has established our corporate philosophy, the “ORIX Group Purpose & Culture,” and we have publicly released our target management indicators. The details are released on the ORIX website, in the Integrated Report and our securities reports.

2)	For information on ORIX’s fundamental approach to corporate governance, please refer to I-1. Fundamental Approach, etc. above.

This document is a translation of the original Corporate Governance Report in Japanese; in the event of any discrepancy relating to the content of the Report, the Japanese version shall prevail.

Details can be found below under II-2. Matters Relating to Business Execution, Audits and Supervision, Nomination, Compensation Determination, and Other Functions (Overview of Current Corporate Governance Structure), on the ORIX Website (corporate governance) and in securities reports (4.4. Corporate Governance, etc.).

3)

The Compensation Committee formulates policies on the determination of director and executive officer compensation and the details of the compensation of each individual based on those policies. For information concerning the policies on the determination of director and executive officer compensation by the Compensation Committee, see 2. Policy for Determining Compensation of Directors and Executive Officers under II-1. Director and Executive Officer Compensation: Disclosure of Policies on Determination of Compensation Amounts and Methods of Calculation.

4)

The Nominating Committee determines proposed resolutions relating to the appointment and dismissal of directors to be submitted to the annual general meeting of shareholders. For information on policies and procedures relating to the determination of director candidates and screening of executive officers, see 3. Matters Relating to the Three Committees, 1) Nominating Committee under II-2. Matters Relating to Business Execution, Audits and Supervision, Nomination, Compensation Determination, and Other Functions.

5)	For information on the reasons why director candidates were nominated, see the reference information (matters to be resolved) in the Notice of the 63rd Annual General Meeting of Shareholders.

(See: https://www.orix.co.jp/grp/en/ir/library/shareholder_meeting/)

For information on the reasons why outside directors were nominated, see II-1. Directors: Relationship with the Company (2).

Also, regarding the nomination of executive officers, decisions are made in light of the policies described above in (4), taking into consideration the individual business experience and knowledge of each candidate. Profiles of each executive officer can be found on the ORIX website.

(See: https://www.orix.co.jp/grp/en/about/overview/officer/index.html)

[Principle 3-1-3 Sustainability-related Initiatives]

Information regarding the ORIX Group’s sustainability initiatives and investments in human capital is disclosed in our Annual Report, Integrated Report, and on our Sustainability website.

In the Annual Report, under Item 4. Information on the Company, Sustainability at ORIX and our Initiatives, we describe the updated material issues (resolved at the May 2026 Board of Directors meeting) based on the “ORIX Group Purpose & Culture” and the “ORIX Group Growth Strategy 2035,” taking into account global sustainability trends and the ORIX Group’s business conditions. We also disclose governance, strategy, risk management, indicators, and targets related to sustainability as a whole. In addition, we describe matters related to our response to climate change, human capital, and information and cybersecurity risks.

In the Integrated Report, we disclose sustainability initiatives at both the “Corporate (Group-wide) Level” and the “Business Division Level.” Regarding the “Corporate (Company-wide) Level,” the report details the status of initiatives addressing material issues and key goals. Regarding climate change response, it provides detailed results of scenario analyses based on the TCFD framework, and further covers supply chain management, human rights initiatives, and sustainable investment and financing. Additionally, regarding human capital management, the report details key indicators and their progress, as well as examples of business opportunity creation. Regarding the “Business Division Level,” we describe growth strategies and sustainability policies for each segment.

This document is a translation of the original Corporate Governance Report in Japanese; in the event of any discrepancy relating to the content of the Report, the Japanese version shall prevail.

In addition to the disclosures in our Annual Report and Integrated Report, our Sustainability website presents various time-series data in an easily accessible format.

[Annual Report]

https://www.orix.co.jp/grp/en/ir/library/20f/index.html

[Integrated Report]

https://www.orix.co.jp/grp/en/ir/integrated_report/

[Sustainability Website]

https://www.orix.co.jp/grp/en/sustainability/

[Principle 4-1-1 Roles and Responsibility of the Board (1)]

•

For information on the scope of responsibility delegated by the Board of Directors to the management team, see (2) Matters Relating to the Board of Directors under II-2. Matters Relating to Business Execution, Audits and Supervision, Nomination, Compensation Determination, and Other Functions.

[Principle 4-8 Effective Use of Independent Directors]

•

For information on action policies relating to the effective use of independent directors, refer to (2) Action Policies Relating to the Effective Use of Independent Directors under II-1. Independent Directors: Other Matters Relating to Independent Officers.

[Principle 4-9 Independence Standards and Qualifications of Independent Directors]

•	For information on ORIX’s Conditions for Director Independence, see (1) Status of Independent Directors under II-1. Independent Directors: Other Matters Relating to Independent Officers.

[Principle 4-11-1 Preconditions for Board and Kansayaku Board Effectiveness]

•

For information on ORIX’s approach concerning the structure of the Board of Directors, see (2) Matters Relating to the Board of Directors under II-2. Matters Relating to Business Execution, Audits and Supervision, Nomination, Compensation Determination, and Other Functions.

[Principle 4-11-2 Preconditions for Board and Kansayaku Board Effectiveness]

•	For information concerning the status of concurrent positions held by directors, see the directors’ professional experience posted on the ORIX website.

(See: https://www.orix.co.jp/grp/en/about/overview/officer/index.html)

Also, for information concerning the key concurrent positions held by outside directors, see II-1. Directors: Relationship with the Company (2).

[Principle 4-11-3 Preconditions for Board and Kansayaku Board Effectiveness]

•

As a part of establishing a further sound and transparent corporate governance system, the Company annually analyzes and evaluates the effectiveness of the Board of Directors meeting to ensure the decision-making by the Board of Directors meeting.

•	An overview of evaluation of the effectiveness of the Board of Directors for the fiscal year ended March 2026 is as follows.

This document is a translation of the original Corporate Governance Report in Japanese; in the event of any discrepancy relating to the content of the Report, the Japanese version shall prevail.

< Evaluation Process >

•

The Company established and publicly announced its “Long-Term Vision,” the “ORIX Group Growth Strategy 2035” to realize this vision, and a “Medium-Term Business Plan” in May 2025. In addition, the Company implemented changes to its executive management structure, including the appointment of a new Group CEO, effective January 2026. Recognizing these developments as significant turning points in its corporate governance, the Company, in its evaluation for the fiscal year, confirmed matters considered important for ensuring that the Board of Directors and each committee effectively fulfill their expected roles. From a mid- to long-term perspective, particular emphasis was placed on clarifying the ideal composition and functions of the Board of Directors, identifying the required attributes and qualifications of directors, and reviewing the framework for coordination between the Board of Directors and each committee. The Company conducted a questionnaire survey and interviews with all directors, and based on the results, the Board of Directors deliberated on the identified issues. Throughout this series of processes, the Company appointed an external consultant in order to leverage objective and specialized expertise, and entrusted the design of the questionnaire, analysis of the results, as well as the conduct of interviews and preparation of the report.

< Schedule >

•	February 2026: The policy of analyzing and evaluating the effectiveness of the Board of Directors was agreed upon at the Board of Directors.

•	March to April 2026: The questionnaires were provided and an interview was conducted based on the results of the questionnaire.

•	May 2026: Reported the result of the analysis and evaluation to the Board of Directors and held discussion about the subject to formulate the action plan.

< Questionnaire Contents >

•	Composition and operation of the Board of Directors

•	Corporate strategy and business strategy

•	Corporate ethics and risk management

•	Communication with Stakeholders

•	Measurement of effectiveness of the last year’s action plan

•	Effectiveness of the Nominating Committee, the Compensation Committee, and the Audit Committee

This document is a translation of the original Corporate Governance Report in Japanese; in the event of any discrepancy relating to the content of the Report, the Japanese version shall prevail.

< Overview of the Evaluation Results >

Through the questionnaire and interviews, the Company confirmed that the Board of Directors places particular emphasis on overseeing the risk management framework and engaging in dialogue with stakeholders, and that it is appropriately fulfilling its supervisory functions. In addition, among the issues identified in the previous fiscal year, initiatives such as providing appropriate opportunities for discussion on the progress of the Long-Term Vision and the Medium-Term Management Plan were highly evaluated, confirming the effectiveness of measures taken to address these issues. Based on these confirmations, the Company assessed that the Board of Directors is functioning effectively and with sufficient efficacy. On the other hand, from the perspective of further enhancing effectiveness, the Company recognized the need to address the following:

①	Enhancing the effectiveness of involvement in strategic decision-making

②	Evolution of the composition of the Board of Directors through a redefinition of its expected roles

③	Further facilitating and revitalizing communication between outside directors and management

< Action Plan >

As the action plan for the current fiscal year to address these issues, the Company has identified the following matters as ongoing themes for discussion at meetings of the Board of Directors.

①	Enhancing the effectiveness of involvement in strategic decision-making

•	To ensure the timely sharing of strategies and material matters, including the underlying review and decision-making processes on the management side.

•	To increase opportunities for explanations by Business Unit COOs as well as the Group CFO, the Group CSO, and the Group CRO, thereby providing multilayered and multifaceted perspectives.

•	To allocate more time to discussions on key agenda items to ensure sufficient deliberation.

②	Evolution of the composition of the Board of Directors through a redefinition of its expected roles

•	To deepen discussions on the roles and responsibilities that the Board of Directors and the three Committees are expected to fulfill as oversight bodies and foster a shared understanding.

•	To review and refine the information to be shared by the three Committees with the Board of Directors (including scope, frequency, and methods).

•	To deepen discussions on the skills and experience required of directors, in addition to diversity and independence, to establish a board composition aligned with ORIX’s future direction.

③	Further facilitating and revitalizing communication between outside directors and management

•	To create opportunities for flexible and open dialogue between outside directors and management.

•	To deepen mutual understanding of expectations and effectively leverage the insights and advice of outside directors in management.

[Principle 4-14-2 Director and Kansayaku Training]

•

When appointed to director and executive officer positions, personnel receive proper explanations from attorneys and others regarding their legal duties and responsibilities and other matters to be complied with as corporate officers, and external training organizations are used as necessary. When outside directors are invited to join the board, orientation is conducted including opportunities to receive individual explanations by the officers such as the officer responsible for the Board of Directors secretariat concerning ORIX’s management strategies, business activities, finances, and other matters. In addition, periodic compliance training is conducted for officers while they are in the office.

This document is a translation of the original Corporate Governance Report in Japanese; in the event of any discrepancy relating to the content of the Report, the Japanese version shall prevail.

[Principle 5-1-1 Policy for Constructive Dialogue with Shareholders]

•	ORIX’s top management takes the lead in engaging in quarterly dialogue with key shareholders.

•

In our FY26.3 2Q results presentation materials, we disclosed that ORIX would “promote enhancement of corporate value with focus on capital costs, aiming for sustained growth in ROE and EPS through IR activities by top management and outside directors”. In November 2023, July 2024, January 2025, and in January 2026, we set up opportunities for some major shareholders to meet with two of our outside directors (on each occasion). We will continue to promote investor engagement with our top management, including outside directors, in FY27.3.

[Principle 5-1-2 Policy for Constructive Dialogue with Shareholders]

i)	The Group CEO and the Group CFO take the lead in general oversight and promotion of overall dialogue with shareholders.

ii)

The officer responsible for Investor Relations Department and Investor Relations Department is responsible for creation of IR materials and for serving as the point of contact for dialogue with shareholders, and will work closely with the Corporate Planning Department, Accounting and Treasury Department, and other entities to perform their duties.

iii)

The Group CEO and the Group CFO attend interim earnings and annual earnings briefings and presented the results as well as explained the progress against the medium-term business plan. We ensure fair disclosure to all investors within and outside of Japan by posting our quarterly earnings presentation materials and audio recordings (in both Japanese and English) on the ORIX website on the day of the earnings announcement. We strive to diversify our shareholder base through a variety of means, including holding small group meetings for sell-side analysts and institutional investors, participating in investor conferences hosted by securities companies both within and outside of Japan, visiting overseas investors for meetings, and holding at least one explanation session towards our retail shareholders each year.

iv)

Opinions and concerns voiced during conversations with shareholders and in analyst reports are regularly communicated to the Board of Directors by the Group CFO and officer responsible for the Investor Relations Department. This feedback is actively discussed within this forum, including by outside directors.

v)

Board members and executive officers including the Group CEO and those affiliated with the Investor Relations Department possess thorough knowledge regarding management of material non-public information (insider information). In addition, ORIX has a designated quiet period starting from the day after the final day of each quarterly financial period to the day of announcing financial results, so in principle, ORIX refrains from setting up any meetings with investors to discuss results or earnings estimates during this quiet period. ORIX’s Disclosure Committee (comprised of the Group CFO, Global General Counsel, and executives in charge of Compliance and Internal Audit) carries out the necessary operations associated with the timely and appropriate disclosure of information, including management of material non-public information (insider information).

[Principle 5-1-3 Policy for Constructive Dialogue with Shareholders]

•

Each year, ORIX engages the services of a third-party vendor to perform a shareholder identification survey. Based on this analysis, we engage in direct dialogue with our actual shareholders both within Japan and abroad.

This document is a translation of the original Corporate Governance Report in Japanese; in the event of any discrepancy relating to the content of the Report, the Japanese version shall prevail.

<Dialogue between Management Team and Shareholders in Most Recent Fiscal Year>

i)

In FY26.3, dialogue with shareholders was carried out by the Group CEO, and the Group COO, outside directors, officer responsible for the Investor Relations Department, and members of the Investor Relations Department. ORIX maintains two Investor Relations offices – one within Japan (Tokyo) serving as the contact point primarily for Japanese and Asian investors, and one in the US (New York) primarily for speaking with European and US investors. Through its 1998 listing on the New York Stock Exchange (Ticker: IX) and other measures, ORIX has engaged with overseas investors from an early stage, and as a result, the ratio of ‘overseas and other’ shareholders as of end-March 2026 was 47.1%, and they play a major role as buyers and sellers of ORIX stock. In addition, as outlined in [Principle 5-1-2] iii), we disclose our quarterly financial results, presentation materials, and press releases in both Japanese and English.

ii)

ORIX engages in quarterly dialogue with sell-side analysts and individuals in a variety of roles at institutional investors with a wide range of investment styles (fund managers, analysts, ESG analysts, and proxy representatives) within and outside of Japan. In the fiscal year ended March 2026, ORIX completed around 600 meetings with investors.

iii)

Conversations with investors touch on a variety of themes, including ORIX’s growth strategy, our medium- to long-term earnings outlook and their underlying macro assumptions, issues facing individual segments, recent earnings trends, capital allocation policy including shareholder returns, corporate governance, sustainability promotion efforts, and requests for new information disclosure.

iv)

Opinions and concerns voiced during conversations with shareholders and in analyst reports are regularly communicated to the Board of Directors by the Group CFO and officer responsible for the Investor Relations Department. This feedback is actively discussed within this forum, including by Outside Directors. In discussions at the Board of Directors or within the course of business execution, we aim to carry out analysis which considers the share price and cost of capital based on feedback from investors, and make efforts to continually improve corporate value over the medium to long term.

v)	Based on our dialogue with investors and the feedback received regarding revision of our disclosures, we have implemented the following in FY25.3 and FY26.3.

(1)

Based on investor demands for disclosures for supplementary segment information, in the FY25.3 Q4 presentation materials, we disclosed not only the total ROE results and target, but also the ROE results and target for FY28.3 in the “3 categories of our portfolio.”

(2)

Since our investment pipeline spans a wide variety of sizes and industries, based on investor requests to understand the rough estimate of how long it may take for investment projects to contribute to profits, in our FY25.4 Q4 presentation materials, we have disclosed a matrix which shows both the “size of investment” and “time required to contribute to profits” of our major projects in our investment pipeline.

(3)

In FY26.3, we launched an Integrated Report portal on the Group’s website, providing timely disclosure of information useful for investors’ investment decisions, including the ‘Value Creation Story,’ and expanded our initiatives by releasing videos related to our value creation examples. (Link : https://www.orix.co.jp/grp/company/ir/integrated_report/)

This document is a translation of the original Corporate Governance Report in Japanese; in the event of any discrepancy relating to the content of the Report, the Japanese version shall prevail.

[Principle 5-2 Establishing and Disclosing Business Strategies and Business Plans]

When formulating and announcing the business plan, we submit the plan to the Board of Directors every March. After discussing the basic policies for the business portfolio and the status of its review, we disclose the net income target for the next fiscal year, the medium-term direction, and the shareholder return policy, and explain them at earnings briefings and investor meetings.

[Action to Implement Management That Is Conscious of Cost of Capital and Stock Price]

•	We promote enhancement of corporate value with focus on capital costs through IR activities by top management and outside directors.

•

Over 40% of ORIX shareholders are overseas institutional investors, making it essential to pursue capital policies that appeal to global equity investors. ORIX promotes this through investor relations activities and disclosures in both Japanese and English, as well as by leveraging its NYSE-listed American Depositary Receipts (ADRs).

•

Historical stock market performance indicates a strong correlation between ORIX’s equity value and ROE . By achieving the ROE target set in the medium-term business plan, we aim to further enhance corporate value.

•

Improving ROE requires not only business growth but also effective portfolio management. ORIX has developed dashboards that visualize the growth potential, capital profitability, and credit rating impact of each business and asset. Based on this data, we thoroughly consider measures to reduce capital burden, including scaling down or selling low-profitability assets and businesses. Across the three categories of Finance, Operation, and Investments, we will implement specific measures over the next three years to enhance ROE in each area through the fiscal year ending March 2028.

•	An overview of ORIX’s action to implement management that is conscious of cost of capital and the stock price are disclosed in the materials below.

[Integrated Report 2025 “Financial Strategy”] (p. 23-24)

https://www.orix.co.jp/grp/en/pdf/ir/library/annual_report/AR2025E.pdf

[Interim Results Presentation Material 2025/9] (p. 14)

https://www.orix.co.jp/grp/en/pdf/ir/library/presentation/Presentation_2026_2QE.pdf

This document is a translation of the original Corporate Governance Report in Japanese; in the event of any discrepancy relating to the content of the Report, the Japanese version shall prevail.

2.	Capital Structure

Foreign Shareholding Ratio	Over 30%

[Status of Major Shareholders]

Name	Number of shares owned (shares)	Percentage (%)
The Master Trust Bank of Japan, Ltd. (Trust Account)	206,924,900	18.78
Custody Bank of Japan, Ltd. (Trust Account)	87,980,500	7.98
STATE STREET BANK AND TRUST COMPANY 505001 (permanent agent: Mizuho Bank, Ltd.)	34,821,172	3.16
CITIBANK, N.A.-NY, AS DEPOSITARY BANK FOR DEPOSITARY SHARE HOLDERS (permanent agent: Tokyo Branch, Citibank N.A.)	33,263,285	3.01
JP MORGAN CHASE BANK 385642 (permanent agent: Mizuho Bank, Ltd.)	18,796,352	1.70
JP MORGAN CHASE BANK 385781 (permanent agent: Mizuho Bank, Ltd.)	16,328,369	1.48
BNYM AS AGT/CLTS 10 PERCENT (permanent agent: MUFG Bank, Ltd.)	15,048,221	1.36
GOVERNMENT OF NORWAY (permanent agent: Tokyo Branch, Citibank N.A.)	12,828,189	1.16
SIX SIS LTD. (permanent agent: MUFG Bank, Ltd.)	10,374,773	0.94
THE CHASE MANHATTAN BANK,N.A. LONDONSECS LENDING OMNIBUS ACCOUNT (permanent agent: Mizuho Bank, Ltd.)	10,303,059	0.93

Controlling Shareholder Name	—

Parent Company Name	—

Additional Information

—

This document is a translation of the original Corporate Governance Report in Japanese; in the event of any discrepancy relating to the content of the Report, the Japanese version shall prevail.

3.	Company Information

Market Classification	Prime Market of the Tokyo Stock Exchange

Fiscal Year	March

Industry	Other Financing Business

Total Consolidated Number of Employees (as of last fiscal year end)	Over 1,000

Total Consolidated Revenue (as of last fiscal year end)	Over 1 trillion yen

Total Consolidated Number of Subsidiaries	Over 300 companies

4.	Guidelines for Measures to Protect Minority Shareholders in Dealing with Controlling Shareholders

—

5.	Other Special Conditions That Could Potentially Affect ORIX’s Corporate Governance

1) Our views and policies regarding Group management

•

Of ORIX’s consolidated subsidiaries, only one is publicly traded: Ubiteq Inc. (Tokyo Stock Exchange Standard). We respect their independence as a consolidated subsidiary and expect Ubiteq to use creative ideas to expand its business activities. Conducting business activities as an ORIX Group company allows Ubiteq to make effective use of our sales platforms to enhance their strengths including services utilizing IoT and AI technology – these services can support clients in their pursuit of optimizing the utilization of management resources and improving profitability. In particular, the possibility of joint product development, etc. based on mutual understanding with Group subsidiary ORIX Auto Corporation (‘ORIX Auto’) leads to synergy and elevation not only in ORIX Auto’s business and services but in Ubiteq’s IoT and AI technology as well.

•

In building and operating a Group-wide internal control system, ORIX has constructed a system in which we require publicly listed subsidiaries to report to us in advance on risks we consider significant for the Group. We also require publicly listed subsidiaries to report in advance on matters related to disclosures, although this requirement is limited to matters that have the potential to affect our timely disclosures to meet applicable disclosure requirements and matters that have the potential to affect the Group’s consolidated financial statements.

2) The significance of owning a publicly listed subsidiary based on 1)

•

The differences in ORIX and Ubiteq’s business areas enable Ubiteq to maintain independence and be autonomous in its company management and to acquire a broad range of high-performing human resources, which are a vital management resource. Moreover, we consider it crucial that Ubiteq maintain its publicly listed position as this will add to employee motivation and increase corporate value while augmenting the Group’s competitive advantage.

3) Policy to secure effective governance structures in publicly listed subsidiary

This document is a translation of the original Corporate Governance Report in Japanese; in the event of any discrepancy relating to the content of the Report, the Japanese version shall prevail.

•

In deciding on and voting on proposals for the election and dismissal of directors, ORIX confirms in advance that the proposals are designed to maximize the synergy effects described below and that consideration is given to the protection of minority shareholders through the appointment of outside directors. In addition, Ubiteq has established a compliance manual and compliance policies in accordance with applicable laws and regulations based on ORIX’s various Group governance policies. This will lead to strengthening compliance awareness and enhancing the internal structures and systems of this listed subsidiary company. Additionally, inter-group transactions and exchanges are closely monitored to ensure they are conducted lawfully and appropriately, leading to prevention of the occurrence of unfair transactions.

•

4 of the 7 members of Ubiteq’s Board of Directors are employees of its parent company, ORIX Corporation, and the objective of this ratio is to maximize synergy. In addition, by positioning 2 independent directors, and positioning 2 independent auditors on the Kansayaku Board (3 total members), we have a system that secures supervision, auditing, and proposals from an external perspective, which subsequently secures the validity and adequacy of the Board of Directors’ decisions and business executions. Based on the above initiatives, the subsidiary’s Board of Directors—the function responsible for making final decisions—operates validly and adequately, and investor equality, which is essential and fundamental to governance, is secured.

4) If ORIX has an agreement with Ubiteq related to what should be listed as 1), its details

•

There is no applicable agreement with Ubiteq.

II.	Status of Business Management Organization and Other Corporate Governance Systems Related to Management Decision-Making, Execution and Supervision

1.	Institutional Composition

Organizational Structure	Company with Nominating Committee, etc

[Information Relating to Directors]

Number of Director Posts According to the Articles of Incorporation	No upper limit on the number of persons

Directors’ Term of Office According to the Articles of Incorporation	1 year

Chair of the Board of Directors	Representative Executive Officer, President and Chief Executive Officer

Number of Directors	10 persons

Number of Outside Directors	6 persons

Number of Outside Directors Designated as Independent Officers	6 persons

This document is a translation of the original Corporate Governance Report in Japanese; in the event of any discrepancy relating to the content of the Report, the Japanese version shall prevail.

Relation to the Company (1)

Name	Information	Relation to Company (*1)
		a	b	c	d	e	f	g	h	i	j	k
Hiroshi Watanabe	Other

Chikatomo Hodo	Originally from another company

Noriyuki Yanagawa	Academic

Mami Yunoki*	Certified Public Accountant

Miwa Seki	Originally from another company

Akiko Hosokawa	Lawyer

* Name on family register of Mami Yunoki is Mami Kato.

a.	Executive for ORIX and/or its subsidiary

b.	Executive and/or a non-executive director of a parent company of ORIX

c.	Executive for a sister company of ORIX

d.	A party of which the major client or supplier is ORIX

e.	Major client or supplier of ORIX or an executive thereof

f.	Consultant, accountant, or legal professional who receives a large sum of monetary consideration or other property from ORIX other than officer compensation

g.	Major shareholder of ORIX (or an executive thereof if the shareholder is a legal entity)

h.	Executive of a client or supplier of ORIX (which does not correspond to d, e or f) (applicable to the executive himself/herself only)

i.	Executive of a company, between which ORIX mutually appoints outside directors (applicable to the executive himself/herself only)

j.	Executive of a company or organization that receives a donation from ORIX (applicable to the executive himself/herself only)

k.	Other

This document is a translation of the original Corporate Governance Report in Japanese; in the event of any discrepancy relating to the content of the Report, the Japanese version shall prevail.

Relation to the Company (2)

Name	Committee			Independent Officer	Additional Information	Reason for Appointment
	Nominating Committee	Compensation Committee	Audit Committee
Hiroshi Watanabe	○		○	○

Mr. Hiroshi Watanabe satisfies the Conditions for Director Independence determined by the Nominating Committee (see Independent Officers below), and there is no likelihood of a conflict of interests with general shareholders, and therefore, he has been designated an independent officer required by stock exchanges for protection of general shareholders, and stock exchanges have been notified of this designation.

(Concurrent Positions)

•

Visiting professor, Faculty of Business Administration at Tokyo Seitoku University

Mr. Hiroshi Watanabe served successively in key positions such as at Ministry of Finance Japan and Governor of Japan Bank for International Cooperation, and served as President of Institute for International Monetary Affairs. He has a wealth of knowledge and experience as a finance and economic expert both in Japan and overseas, and wide-ranging experience and knowledge of corporate management. He proactively expressed his opinions and made proposals at meetings of the Board of Directors and the Nominating Committee, mainly from his perspective as an expert in finance, economics and corporate management. He has served as an ORIX outside director since June 2020. The Nominating Committee has determined he can be expected to fulfill a substantial role, including highly effective supervision of ORIX’s management by utilizing his wealth of knowledge and experience from an independent and objective standpoint.

This document is a translation of the original Corporate Governance Report in Japanese; in the event of any discrepancy relating to the content of the Report, the Japanese version shall prevail.

Chikatomo Hodo	○	○	○

Mr. Chikatomo Hodo satisfies the Conditions for Director Independence determined by the Nominating Committee (see Independent Officers below), and there is no likelihood of a conflict of interests with general shareholders, and therefore, he has been designated an independent officer required by stock exchanges for protection of general shareholders, and stock exchanges have been notified of this designation.

(Concurrent Positions)

•

Member of the Board of Directors (Outside Director), Sumitomo Mitsui Banking Corporation

Mr. Chikatomo Hodo served as a Representative Director and President of Accenture Japan Ltd. He has wide-ranging experience and knowledge as a corporate management and digital business. He proactively expressed his opinions and made proposals at meetings of the Board of Directors, the Nominating Committee and the Compensation Committee, mainly from his perspective as a manager based on his extensive experience and as an expert in digital business. He will serve as the Chairperson of the Nominating Committee from June 2026. He has served as an ORIX outside director since June 2021. The Nominating Committee has determined he can be expected to fulfill a substantial role, including highly effective supervision of ORIX’s management by utilizing his wealth of knowledge and experience from an independent and objective standpoint.

This document is a translation of the original Corporate Governance Report in Japanese; in the event of any discrepancy relating to the content of the Report, the Japanese version shall prevail.

Noriyuki Yanagawa	○	○

Mr. Noriyuki Yanagawa satisfies the Conditions for Director Independence determined by the Nominating Committee (see Independent Officers below), and there is no likelihood of a conflict of interests with general shareholders, and therefore, he has been designated an independent officer required by stock exchanges for protection of general shareholders, and stock exchanges have been notified of this designation.

(Concurrent Positions)

•

Professor, Graduate School of Economics at the University of Tokyo.

•

Member of the Board of Directors (Outside Director), Shizuoka Financial Group, Inc.

Mr. Noriyuki Yanagawa currently serves as a Professor, Graduate School of Economics at The University of Tokyo, and he served on government and institutional advisory councils related to finance and economic affairs in Japan. He specializes in financial contracts, law and economics, and has a wealth of knowledge and experience as a financial economics expert. He proactively expressed his opinions and made proposals at meetings of the Board of Directors from his perspective as an expert in corporate strategy, based on his deep academic understanding. He will serve as the Chairperson of the Compensation Committee from June 2026. He has served as an ORIX outside director since June 2022. The Nominating Committee has determined he can be expected to fulfill a substantial role, including highly effective supervision of ORIX’s management by utilizing his wealth of knowledge and experience from an independent and objective standpoint.

This document is a translation of the original Corporate Governance Report in Japanese; in the event of any discrepancy relating to the content of the Report, the Japanese version shall prevail.

Mami Yunoki *Name on family register is Mami Kato.	○	○

Ms. Mami Yunoki satisfies the Conditions for Director Independence determined by the Nominating Committee (see Independent Officers below), and there is no likelihood of a conflict of interests with general shareholders, and therefore, she has been designated an independent officer required by stock exchanges for protection of general shareholders, and stock exchanges have been notified of this designation.

(Concurrent Positions)

•

Part-time lecturer at the Graduate School of Hitotsubashi University

•

Representative, Mami Yunoki Certified Public Accountant Office

•

Outside Audit & Supervisory Board Member, Chugai Pharmaceutical Co., Ltd.

•

Member of the Board of Directors (Outside Director), Daiwa Securities Group Inc.

Ms. Mami Yunoki served as a partner at PricewaterhouseCoopers Aarata (currently PricewaterhouseCoopers Japan LLC) and an executive officer in charge of the manufacturing, distribution, and services divisions at PricewaterhouseCoopers Aarata LLC (currently PricewaterhouseCoopers Japan LLC). She has extensive knowledge as a professional in financial accounting and auditing. She has actively expressed her opinions and made proposals during deliberations at meetings of the Board of Directors and the Audit Committee from diverse perspectives, including accounting and finance. She will serve as the Chairperson of the Audit Committee from June 2026. She has served as an ORIX outside director since June 2025. The Nominating Committee has determined she can be expected to fulfill a substantial role, including highly effective supervision of ORIX’s management by utilizing her wealth of knowledge and experience from an independent and objective standpoint.

This document is a translation of the original Corporate Governance Report in Japanese; in the event of any discrepancy relating to the content of the Report, the Japanese version shall prevail.

Miwa Seki	○		○	○

Ms. Miwa Seki satisfies the Conditions for Director Independence determined by the Nominating Committee (see Independent Officers below), and there is no likelihood of a conflict of interests with general shareholders, and therefore, she has been designated an independent officer required by stock exchanges for protection of general shareholders, and stock exchanges have been notified of this designation.

(Concurrent Positions)

•

Member of the Board of Directors (Outside Director), Daiwa House Industry Co., Ltd.

•

General Partner, MPower Partners Fund L.P.

Ms. Miwa Seki served as a head of Japan at a foreign-capital financial institution and is currently a general partner of an ESG-focused investment fund. She has wide-ranging experience and knowledge in finance, business investment and ESG-related matters. She has actively expressed her opinions and made proposals during deliberations at meetings of the Board of Directors and the Audit Committee, using her expertise in finance and business investment. She has served as an ORIX outside director since June 2025. The Nominating Committee has determined she can be expected to fulfill a substantial role, including highly effective supervision of ORIX’s management by utilizing her wealth of knowledge and experience from an independent and objective standpoint.

Akiko Hosokawa		○

Ms. Akiko Hosokawa satisfies the Conditions for Director Independence determined by the Nominating Committee (see Independent Officers below), and there is no likelihood of a conflict of interests with general shareholders, and therefore, she has been designated an independent officer required by stock exchanges for protection of general shareholders, and stock exchanges have been notified of this designation.

(Concurrent Positions)

•

Partner, Atsumi & Sakai

•

Member of the Board of Directors (Outside Director), DKK Co., Ltd.

Ms. Akiko Hosokawa served as a partner at Tokyo Aoyama Aoki Law Office (currently Baker & McKenzie (Gaikokuho Joint Enterprise)) and at Atsumi & Sakai. She has extensive knowledge as a professional in financial transactions and relevant financial regulatory laws and regulations. She has served as an ORIX outside director since June 2026. The Nominating Committee has determined she can be expected to fulfill a substantial role, including highly effective supervision of ORIX’s management by utilizing her wealth of knowledge and experience from an independent and objective standpoint.

This document is a translation of the original Corporate Governance Report in Japanese; in the event of any discrepancy relating to the content of the Report, the Japanese version shall prevail.

[Committees]

Information Regarding Various Committee Structure and Chairs

	All Members	Full-Time Members	Internal Directors	Outside Directors	Chairperson
Nominating Committee	3	0	0	3	Outside Director

Compensation Committee	3	0	0	3	Outside Director

Audit Committee	3	0	0	3	Outside Director

[Information Regarding Executive Officers]

Number of Executive Officers	24 persons

Status Regarding Concurrent Positions

Name	Representative Rights	Concurrent Position as Director			Concurrent Position as Employee
			Nominating Committee	Compensation Committee
Hidetake Takahashi	Yes	Yes	No	No	No

Satoru Matsuzaki	Yes	Yes	No	No	No

Shuji Irie	No	Yes	No	No	No

Masataka Yamada	No	Yes	No	No	No

Stan Koyanagi	No	No	No	No	No

Yoshiteru Suzuki	No	No	No	No	No

Eiji Arita	No	No	No	No	No

Seiichi Miyake	No	No	No	No	No

Yuji Kamiyauchi	No	No	No	No	No

Nobuki Watanabe	No	No	No	No	No

Takashi Otsuka	No	No	No	No	No

Tatsuya Kitamura	No	No	No	No	No

Tetsuya Kotera	No	No	No	No	No

Tomoko Kageura*1	No	No	No	No	No

Hiroyuki Ido	No	No	No	No	No

Ryujiro Tokuma	No	No	No	No	No

Tomohiko Ishihara	No	No	No	No	No

Taro Baden	No	No	No	No	No

Tony Ahn*2	No	No	No	No	No

Atsunori Sato	No	No	No	No	No

Yoshiaki Matsuoka	No	No	No	No	No

Kei Kitagawa	No	No	No	No	No

Hiroyuki Ishinaga	No	No	No	No	No

Reiko Okubo	No	No	No	No	No

*1 Name on the family register of Tomoko Kageura is Tomoko Kanda.

*2 Tony Ahn’s legal name is Donghee Ahn.

This document is a translation of the original Corporate Governance Report in Japanese; in the event of any discrepancy relating to the content of the Report, the Japanese version shall prevail.

[Audit System]

Directors or Employees Who Should Assist the Duties of the Audit Committee	Yes

Matters Concerning the Independence of the Directors and Employees from Executive Officers

To support the work of the Audit Committee, ORIX established the Audit Committee Secretariat. The Audit Committee Secretariat supports the general operations of the Audit Committee and supports audits conducted by the Audit Committee in accordance with instructions from the committee. To ensure that the Audit Committee Secretariat staff members have the expertise necessary to support audits conducted by the Audit Committee, all members concurrently serve as employees in the Group Internal Audit Department, and decisions concerning appointments, evaluations, transfers, and discipline of those staff members requires the approval of the Audit Committee.

Collaboration Between the Audit Committee, Independent Certified Public Accountants, and the Internal Audit Department

In order to ensure the effectiveness of audits, the Audit Committee works together with independent certified public accountants, the Group Internal Audit Department, and the internal control-related functions as follows. ORIX has entered into an audit agreement with KPMG AZSA LLC and undergoes financial audits and internal control audits by that firm.

•

The Audit Committee receives regular reports from the Group Internal Audit Department on the annual audit plan, the status of auditing activities of the Group, and the status and results of internal control evaluation related to financial reporting by the Group Internal Audit Department. The Audit Committee confirms problems in business execution and exchanges opinions as necessary. The Audit Committee may also request an investigation by the Group Internal Audit Department if necessary.

•

The Audit Committee regularly receives reports from internal control-related functions on the status of operation of the internal control system, and exchanges opinions as necessary.

•

The Audit Committee receives reports from the independent certified public accountants on the audit plan and the status and results of accounting audits and internal control audits conducted by the independent certified public accountants, and listens to and examines the audit opinions and recommendations of the independent certified public accountants. In addition, the Audit Committee exchanges opinions with the independent certified public accountants on major audit considerations.

This document is a translation of the original Corporate Governance Report in Japanese; in the event of any discrepancy relating to the content of the Report, the Japanese version shall prevail.

•

The Group Internal Audit Department exchanges views with the independent certified public accountants on risk recognition regarding financial reporting as necessary, and works to strengthen collaboration in order to enhance the effectiveness and efficiency of the supervisory function.

•

The internal control-related functions provide the necessary information for audits to the Group Internal Audit Department and the independent certified public accountants, etc. as necessary.

[Information Regarding Independent Officers]

Number of Independent Officers	6 persons

1)	Status of Independent Officers

All outside directors currently in office satisfy the Conditions for Director Independence determined by the ORIX Nominating Committee. ORIX has also designated all outside directors as independent officers required by the Tokyo Stock Exchange for protection of general shareholders. None of the companies where the outside directors serve as executive officers and the like (including business execution directors) are principal trading partners of ORIX, and ORIX does not have any material interests in them such as donations of large amount of money to them. The monetary criteria concerning “principal trading partner” and “large amount” are set forth in Conditions for Director Independence below.

< Conditions for director independence, which are:>

i.

No individual may be a principal trading partner*, or an executive officer or employee of a principal trading partner of ORIX Group. If such circumstances existed in the past, 1 year must have passed since that person’s departure from such office or employment.

*A “principal trading partner” refers to an entity with a business connection to ORIX Group with a transaction amount equivalent to more than the greater of 2% of such entities consolidated total sales (or consolidated total revenues) or 1 million U.S. dollars in the current fiscal year and preceding 3 fiscal years.

ii.

No individual may directly receive a large amount of compensation (10 million yen or higher in a fiscal year), excluding compensation as a director from ORIX Group in any fiscal year during the current fiscal year and preceding 3 fiscal years. Further, any corporation or other entity in which such individual serves as a consultant, account specialist or legal expert may not receive a large amount of compensation (equivalent to more than the greater of 2% of such entities consolidated total sales (or consolidated total revenues of ORIX Group) or 1 million U.S. dollars) from ORIX Group currently or in the past year.

iii.	No individual may be a major shareholder of ORIX (10% or higher of issued shares) or a representative of the interests of a major shareholder.

iv.	No individual may have served as an executive officer of a company having a relationship of concurrent directorship* with ORIX in the current fiscal year and preceding 3 fiscal years.

*“Concurrent directorship” refers to a relationship in which an executive officer of ORIX or its subsidiaries also serves as a director of a company in which the individual has been an executive officer and an outside director of ORIX.

This document is a translation of the original Corporate Governance Report in Japanese; in the event of any discrepancy relating to the content of the Report, the Japanese version shall prevail.

v.

No individual may be a member of the executive board (limited to those who execute business) or be a person executing the business (including an officer, corporate member or employee who executes business of the organization) of any organization (including public interest incorporated associations, public interest incorporated foundations and non-profit corporations) that has received a large amount of donation or financial assistance (annual average of 10 million yen or higher over the past 3 fiscal years) from ORIX Group.

vi.

No individual may have served as an independent auditor or an accounting advisor (kaikei san-yo), a certified public accountant (or a tax accountant) or a corporate member, a partner or an employee of an audit firm (or a tax accounting firm) who personally performed the audit work (excluding engagement as a supporting role) for ORIX Group in the current fiscal year and preceding 3 fiscal years.

vii.	None of an individual’s family members* may fall under any of the following:

•	A person who was an executive officer or an important employee of ORIX Group during the past 3 years.

•

A person who falls under one of the criteria specified in (i) through (iii), (v) and (vi) above; provided, however, that criterion (i) is limited to an executive officer, sentence two of criterion (ii) is limited to a corporate member or a partner of the corporation or other entity and criterion (vi) is limited to an executive officer or an employee who performs the audit on ORIX Group in person.

*Family members include a spouse, those related within the second degree by consanguinity or affinity, or other kin living with the outside director.

viii.	There must be no material conflict of interest or any possible conflict of interest that might influence the individual’s judgment in performing their duties as an outside director.

2)

Action policies relating to effective use of independent outside directors ORIX believes that inviting a certain number of independent outside directors to the Board of Directors and operating the Board of Directors and the three committees are necessary for enhancing the effectiveness of the supervisory functions of business execution. ORIX engages in a variety of business in Japan and overseas, and consequently, inviting outside directors with diverse knowledge and experience to the Board of Directors leads to diversification and invigoration of discussions by the Board of Directors and the three committees.

3)	Status of main activities by outside directors (status of attendance and statements at Board of Directors and three committees’ meetings during the fiscal year ended March 2026)

•

Mr. Hiroshi Watanabe attended all 8 of the Board of Directors meetings, all 6 of the Nominating Committee meetings and all 7 of the Compensation Committee meetings held in the fiscal year ended March 2026. He sufficiently fulfilled his role in providing highly effective supervision of ORIX’s management from an independent and objective standpoint by utilizing his extensive and specialized knowledge of domestic and international finance and economics. He proactively expressed his opinions and made proposals at meetings of the Board of Directors, mainly from his perspective as an expert in finance, economics and corporate management. In addition, as chairperson of the Nominating Committee, he played a leading role in deliberating on the compensation of the Board of Directors and Executive Officers appropriate for the Company’s business development, as well as on the succession plan.

This document is a translation of the original Corporate Governance Report in Japanese; in the event of any discrepancy relating to the content of the Report, the Japanese version shall prevail.

•

Mr. Chikatomo Hodo attended all 8 of the Board of Directors meetings, all 7 of the Compensation Committee meetings, 5 of 5 meetings of the Nominating Committee since he became a committee member and 4 of 4 meetings of the Audit Committee when he was a committee member held in the fiscal year ended March 2026. He sufficiently fulfilled his role in providing highly effective supervision of ORIX’s management from an independent and objective standpoint by utilizing his extensive and specialized knowledge of corporate management and digital business. He proactively expressed his opinions and made proposals at meetings of the Board of Directors, mainly from his perspective as a manager based on his extensive experience and as an expert in digital business. In addition, as chairperson of the Compensation Committee, he played a leading role in deliberating on the compensation system and compensation levels in order to enhance its function as a medium- and long-term incentive, including considerations of compensation for Directors and Executive Officers linked to performance indicators such as consolidated ROE.

•

Mr. Noriyuki Yanagawa attended all 8 of the Board of Directors meetings, 5 of 5 meetings of the Nominating Committee since he became a committee member and 4 of 4 meetings of the Audit Committee when he was a committee member held in the fiscal year ended March 2026. He sufficiently fulfilled his role in providing highly effective supervision of the Company’s management from an independent and objective standpoint by utilizing his extensive and specialized knowledge of the domestic and overseas finance and economics surrounding corporate management. In addition, he also contributed to the Nominating Committee’s deliberations on the composition of the Board of Directors and Executive Officers appropriate for the Company’s business development, as well as on the succession plan, by utilizing his deep expertise in financial contracts, law, and economics.

•

Ms. Mami Yunoki attended 6 of 6 meetings of the Board of Directors since she was appointed as Director and 11 of 11 meetings of the Audit Committee since she became a committee member held in the fiscal year ended March 2026. As an expert in accounting, she sufficiently fulfilled her role in providing highly effective supervision of the Company’s management from an independent and objective standpoint by utilizing her extensive and specialized knowledge. She proactively expressed her opinions and made proposals at meetings of the Board of Directors, mainly from her perspective as an expert in accounting and finance. In addition, she also contributed to the Audit Committee’s deliberations on the effectiveness of the Company’s internal control system from a variety of perspectives, as a specialist in audit field.

•

Ms. Miwa Seki attended 6 of 6 meetings of the Board of Directors since she was appointed as Director, 6 of 6 meetings of the Compensation Committee since she became a committee member and 11 of 11 meetings of the Audit Committee since she became a committee member held in the fiscal year ended March 2026. Utilizing her extensive and specialized knowledge in finance and business investment, she effectively fulfilled her role in supervising the Company’s management from an independent and objective standpoint. She proactively expressed her opinions and made proposals at meetings of the Board of Directors, mainly from her perspective as an expert in finance and business investment. In addition, drawing from various perspectives as an expert in ESG investment, she also contributed to the Compensation Committee’s deliberations on the compensation system and compensation levels for Directors and Executive Officers in order to enhance its function as a medium and long-term incentive, as well as to the Audit Committee’s deliberations on the effectiveness of the internal control system.

This document is a translation of the original Corporate Governance Report in Japanese; in the event of any discrepancy relating to the content of the Report, the Japanese version shall prevail.

[Information Regarding Incentive]

Status of Giving Incentive to Directors / Executive Officers	Introduced annual bonuses and a share-based compensation plan

Additional Information

ORIX has introduced annual bonuses and a share-based compensation plan. As share-based compensation, ORIX has introduced a share-based compensation plan that provides shares upon retirement for all Executive Officers. In addition, beginning in the fiscal year ending March 31, 2027, ORIX has introduced a performance-linked share-based compensation plan (Performance Share Units: PSU), which is linked to consolidated ROE and relative Total Shareholder Return (TSR). Details concerning the performance-linked compensation program and the share-based compensation plan are set forth in Policy for Determining Compensation of Directors and Executive Officers (Director and Executive Officer Compensation: Disclosure of Policies on Determination of Compensation Amounts and Methods of Calculation in that section).

People Applicable for Stock Options	—

[Information Regarding Director / Executive Officer Compensation]

Disclosure Status	Partial disclosure on an individual basis

Additional Information

Persons who received total compensation of ¥100 million or more in the fiscal year ended March 2026 are indicated in the securities report. The 7 individuals are Makoto Inoue, Representative Executive Officer, Chairman and Chief Executive Officer, Hidetake Takahashi, Representative Executive Officer, President and Chief Operating Officer, Satoru Matsuzaki, Deputy President Executive Officer, Stan Koyanagi, Senior Managing Executive Officer, Yasuaki Mikami (resigned on December 31, 2025), Senior Managing Executive Officer, Eiji Arita, Managing Executive Officer and Seiichi Miyake, Managing Executive Officer of ORIX. The details of their compensation are set forth below.

Compensation for Makoto Inoue: ¥552 million in total compensation (¥169 million in fixed compensation, ¥200 million in performance-linked compensation and ¥182 million in share-based compensation)

Compensation for Hidetake Takahashi: ¥463 million in total compensation (¥142 million in fixed compensation, ¥168 million in performance-linked compensation and ¥152 million in share-based compensation)

Compensation for Satoru Matsuzaki: ¥291 million in total compensation (¥97 million in fixed compensation, ¥103 million in performance-linked compensation and ¥90 million in share-based compensation)

Compensation for Stan Koyanagi: ¥317 million in total compensation (¥106 million (¥90 from ORIX Corporation USA) in fixed compensation, ¥211 million (¥211 from ORIX Corporation USA) in performance-linked compensation)

This document is a translation of the original Corporate Governance Report in Japanese; in the event of any discrepancy relating to the content of the Report, the Japanese version shall prevail.

Compensation for Yasuaki Mikami: ¥118 million in total compensation (¥42 million in fixed compensation, ¥39 million in performance-linked compensation and ¥36 million in share-based compensation)

Compensation for Eiji Arita: ¥115 million in total compensation (¥33 million in fixed compensation, ¥45 million in performance-linked compensation and ¥36 million in share-based compensation)

Compensation for Seiichi Miyake: ¥141 million in total compensation (¥33 million in fixed compensation, ¥71 million in performance-linked compensation and ¥36 million in share-based compensation)

Determination Protocols in Place for Compensation Amount and/or Calculation	In place

Disclosure Regarding Determination Protocols in Place for Compensation Amounts and/or Calculation

1.	Details of Officer Compensation (FY26.3)

Officer compensation paid in the fiscal year ended March 2026 was as follows.

•	Fixed compensation was ¥123 million paid to the 8 outside directors and ¥978 million paid to the 29 executive officers (including executive officers who also serve as directors*).

•	Performance-linked compensation (annual bonuses) was ¥1,142 million paid to the 29 executive officers (including executive officers who also serve as directors*).

•	The targets and results with regard to the KPIs of the performance-linked compensation (annual bonuses) listed in the table above are as follows:

i)	Company-wide performance indicator

We targeted the planned value of the consolidated net income set by the Compensation Committee towards the achievement of the Company’s med-term strategic direction, and achieved 118%.

ii)	Division performance indicator

We set the performance target for each division based on the company-wide performance target and achieved 0% to 300% (median: 105%) by 29 executive officers (based on the total evaluation including qualitative assessment).

•

The amount paid as share-based compensation, equal to the number of points confirmed to be provided as the portion for the fiscal year ended March 2026 multiplied by the market price paid by the trust for ORIX shares when those shares were acquired (¥2,248.39 per share), was ¥26 million paid to the 8 outside directors and ¥1,026 million paid to the 29 executive officers. The total amount of share-based compensation actually paid in the fiscal year was ¥584 million not included in the above amount paid to 2 directors and 3 executive officers who retired during the fiscal year.

•

6 executive officers were newly appointed and 2 directors resigned and 3 executive officers resigned (including executive officers who also serve as directors*). As of March 31, 2026, there were 10 directors (including 6 outside directors) and 26 executive officers (including executive officers concurrently serving as directors).

*ORIX does not pay director compensation to those executive officers concurrently serving as directors, and therefore, the compensation of the 5 directors also serving as executive officers is included in the amount for executive officer compensation.

This document is a translation of the original Corporate Governance Report in Japanese; in the event of any discrepancy relating to the content of the Report, the Japanese version shall prevail.

2.	Policy of Determining Compensation of Directors and Executive Officers

•

ORIX Group’s business objective is to increase shareholder value over the medium- to long-term. ORIX believes in the importance of each director and executive officer responsibly performing his or her duties and cooperating as members of a team to produce continued growth for the Group.

•

The Compensation Committee believes that in order to accomplish such business objectives, directors and executive officers should place emphasis not only on performance during the current fiscal year, but also on medium- to long-term results. Accordingly, under the basic policy that compensation should provide effective incentives, ORIX takes such factors into account when making decisions regarding the compensation system and compensation levels for directors and executive officers.

•

Taking this basic policy into consideration, we have established separate policies for the compensation of directors and executive officers in accordance with their respective roles based on a decision of the Compensation Committee held on June 23, 2026.

i.	Compensation Policy for Directors

•

The compensation policy for directors who are not also executive officers aims for compensation composed in a way that is effective in maintaining the supervisory and oversight functions of executive officers’ performance in business operations, which is the main duty of directors. Specifically, ORIX’s compensation structure for directors consists of fixed compensation and share-based compensation upon retirement (*1). In addition, the Company strives to maintain a competitive level of compensation with director compensation according to the role fulfilled and receives third-party research reports on director compensation for this purpose.

•	Fixed compensation is in principle the same amount for all directors with certain amounts added for directors serving as members or chairpersons of committees.

•

For share-based compensation upon retirement reflecting medium- to long-term performance, directors are granted a fixed number of points on an annual basis for their period of service, and they are delivered in ORIX shares corresponding to the number of points they have accumulated at the time of retirement.

ii.	Compensation Policy for Executive Officers

•

The compensation policy for executive officers, including those who are also directors, aims for a level of compensation that is effective in maintaining business operation functions, while also incorporating a component that is linked to current period business performance. Specifically, ORIX’s compensation structure for executive officers consists of fixed compensation, annual bonuses, and share-based compensation. Our basic policy is to maintain a composition ratio of 1:1:1 to 1.5.

•

In addition, the Company strives to maintain a competitive level of compensation with executive officer compensation according to the role fulfilled and receives third-party research reports on executive officer compensation for this purpose.

(1)	Fixed compensation is determined according to each position’s role based on a standardized amount for each position.

(2)	Annual bonuses vary based on company-wide or division performance indicator, as well as strategic indicator for the relevant fiscal year.

This document is a translation of the original Corporate Governance Report in Japanese; in the event of any discrepancy relating to the content of the Report, the Japanese version shall prevail.

①

Annual bonuses for the CEO and certain executive officers designated by the Compensation Committee are determined by multiplying the position-based standard amount by a payout rate based on company-wide performance indicator and a coefficient based on company-wide strategic indicator. The payout rate based on company-wide performance indicator is determined based on the level of achievement of the consolidated net income target, and ranges from 0% to 200%, taking into account the level of difficulty of such targets (*2). The coefficient based on company-wide strategic indicator is determined based on the progress during the fiscal year of various initiatives (including sustainability-related initiatives) aimed at achieving the Company’s medium- to long-term management strategies, and ranges from 0.8 to 1.2. Accordingly, the total payout for annual bonuses ranges from 0% to 240% of the position-based standard amount.

②

Annual bonuses for executive officers other than those described above are determined by multiplying 50% of the position-based standard amount by the same payout rate based on company-wide performance indicator as described in ①, and the remaining 50% by a payout rate based on division performance and strategic indicator. The payout rate based on company-wide performance indicator is the same as that described in ①, ranging from 0% to 200%. The payout rate based on division performance and strategic indicator is determined based on the level of achievement of targets for the divisions for which each executive officer is responsible, and ranges from 0% to 300%, based on a comprehensive evaluation taking into account the progress during the fiscal year of division strategic indicator.

(3)

Share-based compensation consists of performance-linked share-based compensation (Performance Share Units: PSU), which is designed to strengthen linkage with medium-term management indicator, and share-based compensation upon retirement, which is designed to enhance long-term shareholder value.

①

Performance-linked share-based compensation (PSU) are granted to executive officers designated by the Compensation Committee as core members of the Group’s management. In principle, over a performance evaluation period of three fiscal years, the number of ORIX shares to be delivered varies within a range of 0% to 220% based on the level of achievement of consolidated ROE and a relative comparison of the Company’s Total Shareholder Return (TSR) with the growth rate of TOPIX (including dividends).

②

Share-based compensation upon retirement is provided to all executive officers. A fixed number of points is granted annually according to position during their period of service, and ORIX shares are delivered upon retirement based on the cumulative number of points.

(4)

For executive officers stationed at overseas subsidiaries and those with highly specialized expertise, as well as other executive officers for whom the Compensation Committee determines that it is appropriate to design individual compensation arrangements based on the above basic policy, the Committee may deliberate and determine a separate compensation structure that reflects factors such as their expertise, uniqueness, and local compensation practices in each country.

This document is a translation of the original Corporate Governance Report in Japanese; in the event of any discrepancy relating to the content of the Report, the Japanese version shall prevail.

*1. Share-based compensation upon retirement is a program under which annual points are allocated to directors and executive officers while in office and ORIX shares are granted via a trust based on the cumulative number of points at the time of retirement. Points granted are determined based on guidelines established by the Compensation Committee. The Compensation Committee has not established a period during which shares delivered under this program must be held. If a determination is made that a director or executive officer engaged in substantially inappropriate conduct that causes harm to the Company while in office, the Compensation Committee may set restrictions on the payment of share-based compensation.

*2. The level of difficulty of the consolidated net income target is assessed through a relative comparison between the profit level based on the Company’s cost of capital and the target for the relevant fiscal year.

3.	Compensation Clawback Policy

•

ORIX has established a Compensation Clawback Policy pursuant to applicable NYSE listing standards. This Policy provides for the clawback of annual bonuses and performance-linked share-based compensation received in excess of executive officers’ original salaries based on erroneous financial statements in the event of an accounting restatement resulting from material noncompliance with financial reporting requirements.

[Outside	Director (Independent Auditor) Support System]

•

To secure the effective operation of the Board of Directors and each committee, the Secretariat of the Board of Directors was established as a specialized organization that handles operations. The Secretariat of the Board of Directors is made up of managers and staff members from the Corporate Planning Department, Group Human Resources Department, Corporate Legal Department, and Group Internal Audit Department, which are related divisions, under the direction of the officer responsible for the Secretariat of the Board of Directors. Each Secretariat staff member helps outside directors engage in active and substantial deliberations at meetings of each body by providing prior explanations of agenda items and performing other tasks.

•

The Audit Committee Secretariat was established to support the work of the Audit Committee. Through periodic reporting meetings held by the officers responsible for internal control departments, regular communication with internal audit department, and inspections of business sites, operating facilities, etc., the Audit Committee Secretariat conducts initiatives so that Audit Committee members, who are outside directors, can deepen their understanding of ORIX Group’s business.

•

In addition, voluntary reporting meetings are held following the conclusion of Board of Directors meetings to report on the status of each business, business strategies, the progress of projects, and other topics to share information for outside directors to perform supervisory functions.

•

Directors, executive officers and employees can report to or consult with the Audit Committee or an Audit Committee member appointed by the Audit Committee for matters relating to accounting, accounting internal controls, audits, matters relating to ORIX directors, executive officers and group executive officers. The Audit Committee or an Audit Committee member appointed by the Audit Committee may, if necessary, instruct the officer responsible for the Group Compliance Department or other ORIX Group directors, executives and employees to investigate the reports and consultations received.

This document is a translation of the original Corporate Governance Report in Japanese; in the event of any discrepancy relating to the content of the Report, the Japanese version shall prevail.

•

Furthermore, the officer responsible for the Internal Audit Department attends important meetings of ORIX Group and reports material information required for audit activities to the Audit Committee in a timely and accurate manner to support information gathering by the Audit Committee. The Audit Committee is also able to make use of external professionals as necessary for the performance of its duties.

[Status	of People Who Have Resigned from Representative Executive Offer or a Similar Role]

Name	and Other Information for Advisor/Former Representative Executive Officer

Name	Position/ Status	Role	Employment Status (Full-Time/Part-Time, Compensation etc.)	Resignation Date	Term
Yoshihiko Miyauchi	Senior Chairman	External activities, including business community activities	Part-time, compensated	June 24, 2014	1 year
Makoto Inoue	Corporate Advisor	External activities, including business community activities	Part-time, compensated	June 23, 2026	1 year

Number of Advisors/Former Representative Executive Officers	2 person

Other Information

•

When necessary, ORIX may appoint consultants, advisors, and other such positions. Consultants, advisors, and other such positions perform primarily external activities that are significant to ORIX Group. Consultants, advisors, and other such positions including former presidents and representative directors do not attend any meetings of ORIX bodies where decisions are made and do not participate in the execution of the company’s business.

•

Treatment of consultants, advisors, and other such positions including compensation is determined in accordance with provisions determined by the Board of Directors following deliberations by the Compensation Committee and shall not exceed ¥40 million yen.

2.	Details Regarding Business Execution, Audits and Supervision, Nomination, Compensation Determination, and Other Functions (Current Corporate Governance Structure Overview)

1)	Overview of the Current Structure

This document is a translation of the original Corporate Governance Report in Japanese; in the event of any discrepancy relating to the content of the Report, the Japanese version shall prevail.

ORIX has adopted a structure separating operations and oversight through a “Company with Nominating Committee, etc.” board model and has established a Board of Directors and three committees (Nominating Committee, Audit Committee, and Compensation Committee). By doing so, it has created a sound and highly transparent corporate governance structure.

[ORIX’s Corporate Governance System is Characterized By:]

•	separation of operation and oversight through a “Company with Nominating Committee, etc.” board model;

•	Nominating, Audit, Compensation Committees composed entirely of outside directors;

•	all outside directors satisfying strict conditions for independence; and

•	all outside directors being highly qualified in their respective fields.

[Refer to the schematic diagram included in the reference materials attached to the end of this document.]

For details, refer to the ORIX website (Corporate Governance) and Form 20-F (Item 6. Directors, Senior Management and Employees, CORPORATE GOVERNANCE SYSTEM).

2)	Board of Directors

The Board of Directors carries out decisions related to items that, either as a matter of law or pursuant to our Articles of Incorporation, cannot be delegated to executive officers, such as management policies and basic policy on the internal control system, and other important items as determined by the regulations of the Board of Directors. The Board of Directors monitors the execution of duties by the directors and executive officers.

The Board of Directors sometimes delegates certain decision-making authority regarding operational execution, except for matters decided by itself, to the representative executive officer to promote decision-making efficiency and operational execution.

Furthermore, the Board of Directors monitors basic policies decided by itself on a regular basis and receives reports from executive officers and the three committees regarding execution status of their respective duties. Accordingly, the Board of Directors collects information and monitors the appropriateness of operational execution based on such information.

From April 1, 2025 through March 31, 2026, the Board of Directors met 8 times (*). The attendance rate of directors for these meetings was 100%.

* Furthermore, the Board of Directors passed one deemed resolutions during fiscal 2025 based on Article 370 of the Companies Act.

The Board of Directors as of the end of March 2026: 10 members, including 6 outside directors and 4 internal directors. Chair: Internal director.

[Membership of Board of Directors]

(Chairperson)

Hidetake Takahashi (Attended all meetings in the fiscal year ended March 2026)

This document is a translation of the original Corporate Governance Report in Japanese; in the event of any discrepancy relating to the content of the Report, the Japanese version shall prevail.

(Director)

Satoru Matsuzaki (Attended all meetings in the fiscal year ended March 2026)

Shuji Irie (Director from June 2026)

Masataka Yamada (Director from June 2026)

Hiroshi Watanabe (outside director), (Attended all meetings in the fiscal year ended March 2026)

Chikatomo Hodo (outside director), (Attended all meetings in the fiscal year ended March 2026)

Noriyuki Yanagawa (outside director), (Attended all meetings in the fiscal year ended March 2026)

Mami Yunoki (outside director), (Attended all meetings from June 2025)

Miwa Seki (outside director), (Attended all meetings from June 2025)

Akiko Hosokawa (outside director), (Director from June 2026)

In addition, the Board of Directors held eight meetings in the fiscal year ended March 2026, and the attendance rates of the individual directors of the Board of Directors were as follows.

Makoto Inoue (Attended eight of eight meetings)

Hidetake Takahashi (Attended eight of eight meetings)

Satoru Matsuzaki (Attended eight of eight meetings)

Stan Koyanagi (Attended eight of eight meetings)

Yasuaki Mikami (Attended six of six meetings) *

Hiroshi Watanabe (Attended eight of eight meetings)

Aiko Sekine (Attended eight of eight meetings)

Chikatomo Hodo (Attended eight of eight meetings)

Noriyuki Yanagawa (Attended eight of eight meetings)

Mami Yunoki (Attended six of six meetings ) *

Miwa Seki (Attended six of six meetings ) *

Michael Cusumano (Attended two of two meetings ) *

Sakie Akiyama (Attended two of two meetings ) *

* Yasuaki Mikami stepped down effective December 31, 2025. Michael Cusumano and Sakie Akiyama stepped down effective June 25, 2025 and Mami Yunoki and Miwa Seki were appointed on the same date. The attendance rates are presented for each member’s respective term of office.

During fiscal 2026, the Board of Directors determined the content of proposals to be submitted to the general meeting of shareholders and basic management policy, elected executive officers, delegated decisions on the execution of operations to the representative executive officer, evaluated the effectiveness of the Board of Directors and monitored the execution of duties by executive officers based on the reports from executive officers and the three committees.

This document is a translation of the original Corporate Governance Report in Japanese; in the event of any discrepancy relating to the content of the Report, the Japanese version shall prevail.

<Approach to the Structure and Scale of the Board of Directors>

Our policy concerning the Board of Directors is that it shall be made up of directors including outside directors with diverse knowledge and experience and shall have an appropriate number of members that does not impede effective and efficient deliberations.

The selection of candidates for directors is resolved by the Nomination Committee, whose chairman and members are independent outside directors, in light of the criteria for selecting candidates for directors established by the Nomination Committee. We have prepared a skills matrix listing the skills possessed by all directors that are commensurate with the business areas and management strategies that are particularly expected of them among ORIX’s wide range of business areas, and disclose this matrix, along with the policies and procedures for the election of directors, in the reference materials for the general meeting of shareholders. Of the 6 outside directors, 2 have management experience at other companies, and each outside director has expertise appropriate to their background.

As of the date of submission of this report, among the total number of 10 members on our Board of Directors, 6 are outside directors (60%), 3 are female (30%).

(Reference: Notice of the 63rd Annual General Meeting of Shareholders references (shareholder resolutions)

https://www.orix.co.jp/grp/en/ir/library/shareholder_meeting/index.html)

3)	Three Committees (Nominating Committee, Audit Committee, Compensation Committee)

•	Nominating Committee

(3 Members: 3 outside directors; the chairperson is an outside director)

The Nominating Committee met 6 times in the fiscal year ended March 2026. The attendance rate by members at these meetings was 100%.

The Nominating Committee is authorized to propose the slate of director appointments or dismissals to be submitted to the general meeting of shareholders. Directors are appointed and dismissed by a resolution of the general meeting of shareholders. In addition, the Nominating Committee deliberates on the agenda concerning the appointment or dismissal of our executive officers to be resolved at the Board of Directors meeting, although this is not required under the Companies Act of Japan.

During fiscal 2026, the Nominating Committee determined the content of proposals to be submitted to the general meeting of shareholders regarding the appointment of directors, deliberated on the selection of directors who would form each committee, appointed executive officers and group executives and deliberated on changes to the division of duties, the selection of representative executive officer and Chief Operating Officer, Business Unit Chief Operating Officers and Chief Financial Officer, the succession plan and consideration of outside director candidates. Regarding the major considerations above, in addition to the meetings of the Nomination Committee, regular meetings were held outside the committee for further discussions.

Furthermore, the Nominating Committee ensures that the Board of Directors possesses the appropriate levels of and diversity in knowledge, experience, and expertise, through an established decision-making process for directors’ appointments. The Nominating Committee also nominates executive officer candidates to the Board of Directors following an assessment of candidates’ past experience, knowledge, and suitability for the position to execute business decisions in the Company’s existing and new businesses.

This document is a translation of the original Corporate Governance Report in Japanese; in the event of any discrepancy relating to the content of the Report, the Japanese version shall prevail.

(Internal Director)

•	An individual with a high degree of expertise in ORIX Group’s business

•	An individual with excellent business judgment and business administration skills

(Outside Director)

•	An individual with a wealth of experience as a business administrator

•	An individual with professional knowledge in fields such as economics, business administration, law, and accounting, as such relate to corporate management

•	An individual with extensive knowledge in areas such as politics, society, culture, and academics, as such relate to corporate management

•	Audit Committee

3 Members (3 outside directors; the chairperson is an outside director)

The Audit Committee met 15 times in the fiscal year ended March 2026. The attendance rate by members at these meetings was 100%.

The Audit Committee monitors the operational execution of the directors and executive officers and prepares audit reports. In addition, the Audit Committee decides the content of proposals to appoint, dismiss or refuse the reappointment of the Company’s independent auditor, which are submitted to the general meeting of shareholders, and monitors and verifies whether the independent certified public accountants are maintaining an unbiased attitude and an independent position and conducting appropriate audits as a professional expert. Explanations concerning ORIX’s audit expenses are made by the responsible personnel from the Accounting Department and after obtaining consent from the Audit Committee, the particulars of and compensation for audit and non-audit services provided to ORIX and its consolidated subsidiaries by domestic and overseas members firms affiliated with the same network as our accounting auditors are approved in accordance with the U.S. Public Company Accounting Reform and Investor Protection Act.

In fiscal 2026, the main items executed by the Audit Committee were a decision on the Audit Committee Audit Plan (determination of audit policies, methods, allocation, and costs), a decision on the remuneration of the independent certified public accountants, a decision on the evaluation and reappointment of the independent certified public accountants, a decision on the Group Internal Audit Department mid-term audit policy and annual audit plan, preapproval for entrustment of non-audit services, etc., the receipt of business execution reports by the Group CEO and executive officers, the receipt of reports on the Group Internal Audit Department activities, the receipt of internal control-related functions activity reports, the receipt of financial reports, the receipt of accounting audits reports. To enhance discussion in the Audit Committee and to strengthen cooperation among Audit Committee members, opportunities to reflect on the audit plan and audit activities were provided at regular intervals. In addition, the members of the Audit Committee collected information useful for audit activities, including the current status of each business of the ORIX Group, business strategies, and project progress, through activities such as briefing sessions with executive officers and inspections of business sites, operating facilities, etc.

This document is a translation of the original Corporate Governance Report in Japanese; in the event of any discrepancy relating to the content of the Report, the Japanese version shall prevail.

•	Compensation Committee

3 Members (3 outside directors; the chairperson is an outside director)

The Compensation Committee met 7 times in the fiscal year ended March 2026. The attendance rate by members at these meetings was 100%.

The Compensation Committee has the authority to set the policy for determining compensation for directors and executive officers and to set the specific compensation for each individual director and executive officers.

During fiscal 2026, the Compensation Committee determined the performance evaluations and individual payment amounts related to performance-linked compensation (annual bonuses) for fiscal 2025, examined and determined the compensation system for directors and executive officers for fiscal 2026, examined the compensation levels for directors and executive officers based on the outcome of an investigation by a third-party compensation research agency and deliberation on the consideration of executive compensation linked to performance indicators such as consolidated ROE.

[Membership of Each Committee]

•	Nominating Committee

(Chairperson)

Chikatomo Hodo (outside director), (Attended all meetings in the fiscal year ended March 2026 and chairperson since June 2026)

(Members)

Hiroshi Watanabe (outside director), (Attended all meetings in the fiscal year ended March 2026)

Miwa Seki (outside director), (Member from June 2026)

In addition, the Nominating Committee held six meetings in the fiscal year ended March 2026, and the attendance rates of the individual members of the Nominating Committee were as follows.

Hiroshi Watanabe (outside director), (Attended six of six meetings)

Chikatomo Hodo (outside director), (Attended five of five meetings)*

Noriyuki Yanagawa (outside director), (Attended five of five meetings)*

Sakie Akiyama (outside director), (Attended one of one meeting)*

Aiko Sekine (outside director), (Attended one of one meeting)*

*Sakie Akiyama and Aiko Sekine stepped down effective June 25, 2025 and Chikatomo Hodo and Noriyuki Yanagawa were appointed on the same date. The attendance rates are presented for each member’s respective term of office.

This document is a translation of the original Corporate Governance Report in Japanese; in the event of any discrepancy relating to the content of the Report, the Japanese version shall prevail.

•	Audit Committee

(Chairperson)

Mami Yunoki (outside director), (Attended all meetings in the fiscal year ended March 2026 and chairperson since June 2026) *1

(Members)

Hiroshi Watanabe (outside director), (Member from June 2026)

Miwa Seki (outside director), (Attended all meetings from June 2025)

In addition, the Audit Committee held fifteen meetings in the fiscal year ended March 2026, and the attendance rates of the individual members of the Audit Committee were as follows.

Aiko Sekine (outside director), (Attended fifteen of fifteen meetings) *1

Chikatomo Hodo (outside director), (Attended four of four meetings)*2

Noriyuki Yanagawa (outside director), (Attended four of four meetings)*2

Mami Yunoki (outside director), (Attended eleven of eleven meetings)*2

Miwa Seki (outside director), (Attended eleven of eleven meetings)*2

*1 Aiko Sekine and Mami Yunoki are qualified certified public accountants and as accounting specialists, have considerable knowledge of finance and accounting.

*2 Chikatomo Hodo and Noriyuki Yanagawa stepped down effective June 25, 2025 and Mami Yunoki and Miwa Seki were appointed on the same date. Attendance rates are presented for each member’s respective term of office.

•	Compensation Committee

(Chairperson)

Noriyuki Yanagawa (outside director), (Member and chairperson from June 2026)

(Members)

Chikatomo Hodo (outside director) (attended all meetings in the fiscal year ended March 2026)

Akiko Hosokawa (outside director) (Member from June 2026)

In addition, the Compensation Committee held seven meetings in the fiscal year ended March 2026, and the attendance rates of the individual members of the Compensation Committee were as follows.

Chikatomo Hodo (outside director), (Attended seven of seven meetings)

Hiroshi Watanabe (outside director), (Attended seven of seven meetings)

Miwa Seki (outside director), (Attended six of six meetings)*

Michael Cusumano (outside director), (Attended one of one meeting)*

*Michael Cusumano stepped down effective June 25, 2025 and Miwa Seki was appointed on the same date. The attendance rates are presented for each member’s respective term of office.

This document is a translation of the original Corporate Governance Report in Japanese; in the event of any discrepancy relating to the content of the Report, the Japanese version shall prevail.

4)	Liability Limiting Agreements with Outside Directors

ORIX has entered into liability-limiting agreements with outside directors pursuant to Article 427, Paragraph 1 of the Companies Act that limit the liability of outside directors to pay compensatory damages specified in Article 423, Paragraph 1 of the Companies Act. The maximum amount of compensatory damages for which outside directors are liable pursuant to those agreements is the minimum amount of liability specified in Article 425, Paragraph 1 of the Companies Act. The limitation of liability is limited to cases where an outside director acted in good faith and without gross negligence in the performance of the duties that was the basis of the liability.

5)	Execution of Operations

•

Under the “Company with Nominating Committee, etc.” board model, and within the scope of laws and ordinances, corporate decisions made at the Board of Directors are delegated to the representative executive officer to accelerate and achieve efficiency in business operations.

•

The representative executive officer makes important business execution decisions after deliberations by the Executive Committee (“EXCO”) or other appropriate committees in accordance with the Company’s internal policies. The business execution duties of executive officers are decided by the Board of Directors and the representative executive officer and these duties are carried out based upon the Company’s internal policies. (for information on executive officers, see II-1. Executive Officers above).

[Bodies Involved in Business Execution]

Important decision-making related to business execution, monitoring, discussions, and information sharing is carried out by the following bodies.

i.	Executive Committee

The EXCO deliberates on important matters related to the management of the Company. Matters considered crucial to our operations are reported to the Board of Directors as appropriate.

ii.	Investment and Credit Committee

The Investment and Credit Committee deliberates on regarding investments and credit transactions that exceed certain specified investment or credit amounts. Matters considered crucial to our operations are reported to the Board of Directors as appropriate after being deliberated on by the EXCO.

iii.	Information Technology Management Committee

The Information Technology Management Committee deliberates on important matters related to establishing fundamental policies for IT operations and IT strategy and implementing and maintaining IT systems.

This document is a translation of the original Corporate Governance Report in Japanese; in the event of any discrepancy relating to the content of the Report, the Japanese version shall prevail.

iv.	Sustainability Committee

The Sustainability Committee deliberates on important matters related to promoting and implementing sustainability. Additionally, certain matters are reported to the Board of Directors depending on the content and level of importance.

v.	Disclosure Committee

To ensure timely and appropriate disclosure of information material to ORIX Group, the Disclosure Committee receives reports on material non-public information from persons in charge of each unit and takes steps necessary to determine whether or not timely disclosure of such information is necessary, and the appropriate means of disclosing such information.

vi.	Business Unit Strategy Meeting

The Business Unit Strategy Meeting discusses matters such as the strategy of each business unit and changes in the business environment.

vii.	Group Executive Officer Committee

The Group Executive Officer Committee (comprised of executives and group executives (appointed by the Board of Directors from among the directors and executive officers of Group companies.)) discusses important matters relating to the business execution of ORIX Group.

3.	Reason for Implementing Current Corporate Governance Structure

•

ORIX believes that swift execution of business operations is vital to effectively respond to changes in the business environment. Furthermore, we believe that ORIX promotes improved management transparency through a corporate governance system in which outside directors, who have expert knowledge in their respective fields, monitor and advise on the lawful and appropriate execution of operations with an independent view. Based on these principles, our Board of Directors possesses an oversight function, and under the “Company with Nominating Committee, etc.” board model delegates certain responsibilities to the three committees to carry out the role of effective governance. (See the history of ORIX’s corporate governance system below)

•

Among the three committees of the Board of Directors (Nominating, Audit and Compensation), a majority of the members of the Nominating Committee are outside directors and all members of the Audit and Compensation Committees are outside directors, and the chairperson for each committee is appointed from among the outside directors to help separate the oversight function of the Board of Directors from the execution of operations and avoid conflicts of interest with our shareholders.

•	In addition, all outside directors must meet objective and specific “Requirements for Independent Directors” stipulated by the Nominating Committee.

Below is a summary of the history of ORIX’s corporate governance system:

June 1997 Established Advisory Board

June 1998 Introduced Corporate Executive Officer system

This document is a translation of the original Corporate Governance Report in Japanese; in the event of any discrepancy relating to the content of the Report, the Japanese version shall prevail.

June 1999 Introduced Outside Director System

June 2003 Adopted the “Company with Committees” board model

May 2006 Adopted the new “Company with Committees” board model in line with the enactment of the Companies Act of Japan

May 2015 Adopted the new “Company with Nominating Committee, etc.” board model in line with the amendment of the Companies Act of Japan

III.	Implementation Status of Measures Related to Shareholders and Other Stakeholders

1.	Efforts to Revitalize General Meetings of Shareholders and Facilitate the Exercise of Voting Rights

Additional Information

Early Issuing of General Meeting of Shareholders Notice of Convocation	The notice of convocation of the regular General Meeting of Shareholders (held on June 23, 2026) was issued on June2, 2026, 6 days before the statutory requirement. Notice was also posted on the Tokyo Stock Exchange and on the ORIX website on May 26, 2026.

General Meeting of Shareholders Avoiding Concentrated Days	The date was selected to avoid days when meetings were expected to be most concentrated, though the General Meeting of the Shareholders is annually held at a large venue so many shareholders can attend and therefore venue availability and schedules are factors in selecting a date.

Electromagnetically Exercising Voting Rights	Shareholders can vote electronically by PC or smart phone using the voting site of Mitsubishi UFJ Trust and Banking Corporation, which is ORIX’s shareholder registry administrator.

Participation in the Electronic Voting Rights Platform and Other Efforts to Improve the Voting Rights Environment for Institutional Investors	ORIX participates in the electronic voting platform operated by ICJ, Inc.

English Translation of the Notice of Convocation	An English translation of the notice of convocation is posted on the ORIX website before the notices are issued.

Other

Since 2021, we are livestreaming our General Meeting of Shareholders to share the event with as many shareholders as possible. Also, we have started accepting pre-questions since 2022.

The results of resolutions are posted without delay following conclusion of the meeting. The numbers of “for,” “against,” and “abstain” votes for each proposed resolution are also disclosed in an interim report on the status of voting.

(See: https://www.orix.co.jp/grp/en/ir/)

This document is a translation of the original Corporate Governance Report in Japanese; in the event of any discrepancy relating to the content of the Report, the Japanese version shall prevail.

2.	Status on IR-Related Activities

	Additional Information	Explanation from Representative

Creation and Publication of Disclosure Policy	ORIX has established an IR Policy and published it to the ORIX website. (See: https://www.orix.co.jp/grp/en/ir/policy.html)	—

Periodic Briefings for Individual Investors	ORIX holds briefings for individual investors.	No

Periodic Briefings for Analysts and Institutional Investors	Briefings are conducted quarterly following the announcement of financial results. Investor meetings are also periodically held.	Yes

Periodic Briefings for Overseas Investors	Briefings are conducted quarterly following the announcement of financial results. Overseas investor meetings are also periodically held.	Yes

IR Documents Posted to Website	Annual reports, summary financial statements and other IR materials are posted on the ORIX website. (See: https://www.orix.co.jp/grp/en/ir/)	—

Establishment of Department (Person in Charge) Related to IR	Investor Relations Department (Operating Officer in charge: Kazuki Yamamoto) ORIX maintains two Investor Relations offices – one within Japan (Tokyo) serving as the contact point primarily for Japanese and Asian investors, and one in the US (New York) primarily for speaking with European and US investors.	—

Other	—	—

This document is a translation of the original Corporate Governance Report in Japanese; in the event of any discrepancy relating to the content of the Report, the Japanese version shall prevail.

3.	Status Regarding Regard for Stakeholder Positions

Additional Information

Internal Rules Stipulating Regard for Stakeholder Positions

ORIX Group Code of Conduct, and Sustainability Policy—which are applicable to all business activities and employees carrying out such activities—stipulate respect for stakeholder positions.

Our Code of Conduct identifies “Respect” as one of the four Core Compliance Values that all employees must adhere to, stating: “We respect our people and our communities.”

Furthermore, our Sustainability Policy establishes as one of its fundamental principles: “Engage with all stakeholders, maintain transparency in our operations, and adequately consider stakeholder feedback in our activities; encourage business partners and suppliers to support this policy.”

(References:

https://www.orix.co.jp/grp/en/about/code_of_conduct/

https://www.orix.co.jp/grp/en/sustainability/about/policy.html)

Implementation of Environmental Conservation Activities, CSR Activities and More

For supply chain management and our social contribution initiatives including environmental conservation initiatives, please see the ORIX website.

(Reference: https://www.orix.co.jp/grp/en/sustainability/social/)

Formation of Policies Related to Information Provision to Stakeholders

Our Sustainability Policy stipulates that we will “Engage with all stakeholders, maintain transparency in our operations, and adequately consider stakeholder feedback in our activities”.

Additionally, to meet the information disclosure needs of our shareholders and various stakeholders, we disclose information based on the Financial Instruments and Exchange Acts as well as the policies determined by the Financial Instruments Exchange on which ORIX’s securities are listed. We have established the “Disclosure of Corporate Information Regulations” to ensure timely, appropriate, prompt, accurate, and fair information disclosure.

(Reference: https://www.orix.co.jp/grp/en/ir/policy.html)

Other

• Creating a work environment where employees can work healthily and with peace of mind

In line with a policy of developing a wide range of options so that each employee can combine and utilize personnel systems according to their situation, we are promoting flexible working styles establishing telecommuting systems, a super flextime system (flextime system without core working hours), an hourly paid leave system, introducing flexible seating arrangements, satellite offices and well-equipped mobile work environments.

This document is a translation of the original Corporate Governance Report in Japanese; in the event of any discrepancy relating to the content of the Report, the Japanese version shall prevail.

• Women’s success in the workplace and creating an environment that supports work-life balance and shared parenting

Taking the lead in women’s active participation in the workplace from a very early stage, ORIX began recruiting female university graduates for comprehensive work positions in 1982 before the enforcement of Japan’s Equal Employment Opportunity Law in 1986. To enable individuals to build their careers regardless of gender and participate in decision-making processes, we create a pipeline for future female leaders. We offer mentoring programs with department heads at the managerial level and facilitate external exchanges through cross-industry study groups. Additionally, in our selective training programs, we ensure equal opportunities by striving to align the gender ratio of participants with that of our overall workforce. We visualize the pipeline in collaboration with business segment leaders and the HR department, promoting the appointment of qualified individuals to management roles and providing appropriate job assignments based on their motivation and abilities to support their career development.

As part of our efforts to support women’s success in the workplace, we offer work-life balance seminars in which couples can participate and promote childcare leave for men. We are also committed to creating an environment that supports dual-income and shared parenting. Furthermore, we are actively working to raise awareness among all employees about the importance of creating a workplace where diverse talent, including women, can thrive.

• Human resource development and autonomous career development support

ORIX places great importance on knowledge and growth gained through business activities, considering them to be pillars of development. As a foundation to support these efforts, in addition to various training systems and self-development support systems, we have established a fair performance review and compensation scheme to increase employee motivation. As of March 31, 2026, the average training hours per employee is 37.5 hours per year, and the average training cost per employee is 127,825 yen per year. By working to develop employee growth with responsibility and enhancing communication with employees, we invest in the future of our employees. At the same time, ORIX supports the growth of employees by providing them with opportunities and an environment that enables them to make their own career choices by supplying practical information to help chart their mid- to long-term careers as well as opportunities to acquire skills in new fields. Specifically, through systems such as the internal intern program —where employees can work in a department of their choice for a designated period—and the career challenge program, which allows employees to directly appeal to a department to which they wish to transfer, ORIX allows employees to encounter and experience various work environments and jobs while remaining within the company. In addition to these, ORIX has established a career consultation service where employees can seek advice from qualified professionals both within and outside the company. These fosters increased employee motivation, encourages active challenges, and supports autonomous career development. Furthermore, the “Self-application system,” which allows employees to directly state to the human resources department where they wish to transfer, is available for all employees once a year, and is used by employee as a great opportunity to think about their own careers.

This document is a translation of the original Corporate Governance Report in Japanese; in the event of any discrepancy relating to the content of the Report, the Japanese version shall prevail.

Please see the ORIX website for how our human resources strategy is supporting our sustainable growth.

[Human Capital Management]

https://www.orix.co.jp/grp/en/sustainability/employee/

[Promoting DE&I (Diversity, Equity & Inclusion) and Human Resources System]

https://www.orix.co.jp/grp/en/sustainability/employee/management_systems.html

[Talent Development]

https://www.orix.co.jp/grp/en/sustainability/employee/development.html

[Promotion of Health Management]

https://www.orix.co.jp/grp/en/sustainability/employee/health.html

[Human Resources Data]

https://www.orix.co.jp/grp/en/sustainability/employee/data.html

IV.	Information Regarding Internal Control Systems

1.	Basic Policy on Internal Control Systems

ORIX Group have established and operate the internal control systems described below from the perspectives of efficiently executing business while promptly and flexibly responding to changes in the business environment as well as ensuring the proper execution of business by ORIX Group including risk management, compliance, group company management, and audit systems. In conjunction with changes in the business environment and the expansion and diversification of business, we continuously and proactively improve and enhance internal control systems.

The Board of Directors has adopted the following resolutions concerning the “Framework for Securing the Adequacy of ORIX Business Procedures (internal control systems)” specified in Article 416 of the Companies Act and Article 112 of the Companies Act Enforcement Regulations. A summary of basic policies regarding “Framework for Securing the Adequacy of ORIX Business Procedures (internal control systems)” deliberated within the Board of Directors can be found below. Moreover, a summary of the status of operations during the fiscal year ended March 2026 can be found in the “Corporate Governance of ORIX Group 3. Internal Control System of ORIX Group” of the information disclosed on the internet when notice of the convocation of the 63rd Annual General Meeting of Shareholders was posted.

This document is a translation of the original Corporate Governance Report in Japanese; in the event of any discrepancy relating to the content of the Report, the Japanese version shall prevail.

(See: https://www.orix.co.jp/grp/en/ir/library/shareholder_meeting/index.html)

I.	Maintaining Systems to Ensure the Adequacy of the Business Procedures of ORIX Group

1.	Systems to ensure the efficiency of the execution of business operations

1)

The Company adopts the “Company with Nominating Committee, etc.” board model. To the extent permitted under laws and regulations, the Board of Directors may resolve the Company to delegate the power to resolve execution of operations to the representative executive officer to enhance the speed and efficiency of execution of business operations.

2)	ORIX Group adopts appropriate internal authority policies for each group company depending on its size and category in order to carry out business operations efficiently.

3)

ORIX Group establishes internal bodies such as its Executive Committee in order to facilitate deliberation and information sharing regarding important matters related to management of the Company and ensure effective and efficient business execution by the representative executive officer.

2.	Systems of Risk Management

ORIX Group monitors and manages risks relating to the ORIX business according to type of risk and impact on business management through its risk management system to meet the changes in the business environment, changes accompanying expansion of business, and potential diversification of risk.

3.	Systems of Information Management

The Company establishes systems that regulate the storage and management of information relating to the performance of the duties of executive officers, including documents such as the minutes of the committees, internal application approvals, and other information. The Company establishes rules and procedures about the classification of the information, the manner in which information is managed and period in which it is kept and matters pertaining to disposal of information. Through these rules and procedures, the Company promotes development of a system that ensures confidentiality and the effective usage of information.

4.	Compliance Framework

1)	ORIX Group has adopted and promotes Group common principles such as the “ORIX Group Purpose & Culture”, and ORIX Group Code of Conduct.

2)

ORIX Group has enacted the ORIX Group Code of Conduct regarding compliance in order to guide directors, executive officers, and employees in acting in accordance with laws and regulations, internal rules, and ethical norms and requires their compliance with it.

This document is a translation of the original Corporate Governance Report in Japanese; in the event of any discrepancy relating to the content of the Report, the Japanese version shall prevail.

3)

ORIX Group has whistleblower channels to discover illegal or unethical conduct, human rights violations or violations of internal rules at an early stage through consultation or reporting, to avoid deplorable events, and take necessary actions to improve and enhance the integrity of ORIX.

4)

The internal audit department of the Company performs internal audits of the effectiveness of the internal control system, efficiency and effectiveness of operations, compliance with laws and regulations, and other factors pertaining to the management of ORIX Group through a risk-based approach. In addition, the internal audit department of the Company and corporate auditors of the group subsidiaries jointly monitor critical risk.

5)	To secure the accuracy and reliability of financial reporting, ORIX Group establishes systems to ensure adequate internal control over financial reporting.

6)	Further strengthen the Group internal management system from a global perspective.

7)	The internal control-related functions establish systems and monitor and assist the operations of ORIX Group to comply with laws and regulations and the Articles of Incorporation.

5.	Group Company Management Framework

With regard to management, operation, and other matters within the group subsidiaries, the Company has enacted the system through the rules of the Company, the Management Advisory Agreement between the Company and each subsidiary, and dispatched officers to report on important matters of the subsidiaries to the Company. Additionally, the Company shall give advice and guidance to subsidiaries if necessary.

II.	Matters Necessary for Execution of Duties of the Audit Committee

1.	Systems of reporting to the Audit Committee

①

The directors, executive officers, and employees of ORIX Group shall report to the Audit Committee upon becoming aware of any fact that occurred at a group company in the course of a business activity that constitutes serious breach of laws and regulations or serious breach of the Articles of Incorporation or serious misconduct or any fact that could cause significant damage to such group company.

②

In cases where directors, executive officers, or employees of ORIX Group report to and consult through internal whistleblower channels and the head of whistleblower channels judges that such report or consultation is of a serious nature, he/she shall report such information to the Audit Committee of the Company. In addition, the directors, executive officers, or employees of ORIX Group may report to the Audit Committee or the appointed audit member within the Audit Committee (the member responsible for the collection of information on the performance of the duties and investigation of the operating assets, hereinafter the “Appointed Audit Member”) of concerns regarding accounting, accounting internal control, auditing, or matters relating to ORIX directors, executive officers and group executive officers.

③	The directors, executive officers, and employees of ORIX Group shall report information requested by the Appointed Audit Member to the Audit Committee of the Company periodically or as appropriate.

This document is a translation of the original Corporate Governance Report in Japanese; in the event of any discrepancy relating to the content of the Report, the Japanese version shall prevail.

2.	Systems to ensure that persons who have reported to or consulted with the Audit Committee are not treated adversely

ORIX Group internal rules stipulate that any director, executive officer, or employee of ORIX who has reported to or consulted with the whistleblower channels and/or the Audit Committee shall not be treated adversely by reason of said report or consultation.

ORIX establishes a system in which reporters/consultors will not receive an adverse treatment as a result of their reporting or consulting by adopting internal rules that stipulate that any person who treats whoever so reported or consulted adversely in violation of internal rules shall be disciplined pursuant to the internal rules.

3.	Systems to ensure that audit by the Audit Committee is effectively performed

①

The executive officer of the Company who is in charge of the internal audit department shall attend important ORIX Group meetings upon assignment from the Appointed Audit Member, and report necessary information for auditing to the Audit Committee in a timely manner to support the information gathering of the Audit Committee.

②	To conduct the internal audit of the Company, the internal audit department of the Company shall develop an annual audit plan and seek approval for the plan from the Audit Committee.

③

The internal audit department of the Company shall, by way of an Audit Results Report, inform the Audit Committee of the results of each group company’s internal audit. In addition, the internal audit department of the Company will take measures regarding the matters which were pointed out by the audit to improve, will conduct a follow-up audit etc., and report on the status of any improvements to the Audit Committee.

④	The internal audit department of the Company shall continually collaborate with the Audit Committee and cooperate fully with any request for investigation by the Audit Committee.

4.	Directors and employees who assist in the duties of the Audit Committee

①	The Company has the Audit Committee Secretariat to assist the operations of the Audit Committee.

②	As necessary, the Audit Committee may commission the Audit Committee Secretariat to assist in the operation of the Audit Committee.

5.	Ensuring independence of the Audit Committee Secretariat staff

The appointment and evaluation of, changes in, and disciplinary action against the Audit Committee Secretariat staff shall be effected with the approval of the Audit Committee.

6.	Ensuring effectiveness of the instructions of the Audit Committee

Regarding operations that the Audit Committee Secretariat staff carries out on instructions from the Audit Committee; the executive officers themselves shall cooperate, and direct others to cooperate.

7.	Costs of performance of duties of the Audit Committee

①	The Company bears the cost and expenses in connection with conducting the duties of the Audit Committee.

This document is a translation of the original Corporate Governance Report in Japanese; in the event of any discrepancy relating to the content of the Report, the Japanese version shall prevail.

②	The Audit Committee may appoint outside experts to conduct its duties as necessary.

2.	Basic Policy on Prevention of Harm by Anti-social Forces

1)	Basic Policy on Prevention of Harm by Anti-social Forces

ORIX Group refuses to have any involvement with any anti-social forces and do not engage in any acts that may encourage their activities. The Group as a whole adheres to the basic policy of standing firm against such forces and will respond as follows.

•	We will work systematically against anti-social forces, and make sure that our employees are protected from anti-social forces.

•

To prevent harm from anti-social forces, we will build and maintain close, collaborative relationships with external specialized institutions, such as police, Tokuboren (the Federation for Action to Prevent Organized Crime within the Jurisdiction of the Tokyo Metropolitan Police Department), the National Center for Removal of Criminal Organizations, and lawyers.

•	We will refuse any unreasonable demands from anti-social forces.

•	With regard to unreasonable demands from anti-social forces, we will take legal action, both civil and criminal, if necessary.

•	We will not engage in backdoor dealings with anti-social forces or provide funds to anti-social forces.

2)	Status of Development Toward Elimination of Anti-social Forces

•	Status of Development of ORIX Group Code of Conduct, Internal Rules, etc.

In ORIX Group Code of Conduct, ORIX Group commits itself to avoid involvement with antisocial organizations and announces that commitment on the ORIX Group website. As internal rules, the Group has established “Policy on Anti-Money Laundering and Countering the Financing of Terrorism,” and the basic policy of the Rules is disclosed on the ORIX Group website.

•	Status of Development of Internal Structure

•	Status of establishment of department in charge and persons responsible for prevention of unreasonable demands

The department in charge of handling unreasonable demands from anti-social forces is the Corporate Administration department, and the manager and others in the Corporate Administration department are designated as persons responsible for prevention of unreasonable demands.

The Company also works with related departments within the Company and Group companies to deal with such matters.

•	Status of collaboration with external specialized institutions

We strive to build close, collaborative relationships with external specialized institutions, including police, and collect information from local police stations by joining and participating in auxiliary organizations of the Metropolitan Police Department. For legal handling and response, we collaborate closely with corporate attorneys.

•	Status of collection and management of information on anti-social forces

ORIX Group executives and employees are obligated to report to Incident Management Bureau in accordance with the “Incident Management Rules” upon detecting involvement of anti-social forces in business.

This document is a translation of the original Corporate Governance Report in Japanese; in the event of any discrepancy relating to the content of the Report, the Japanese version shall prevail.

We have developed a system that requires reporting to the department in charge as incident information, as well as implementation of prompt action to reduce risk, if an unreasonable demand is made by anti-social forces.

•	Status of development of response manuals

For ORIX Group executives and employees, we have developed a “Anti-social Force Response Manual,” which sets forth responses to be made during ordinary times to block relationships with anti-social forces and emergency responses to be made when involvement of an anti-social forces is detected.

V.	Other

1.	Anti-Takeover Measures in Place

Installation of Anti-Takeover Measures	No

Additional Information

At this point, we have not introduced any anti-takeover measures.

We will continue to carefully examine this matter in light of amendments to laws and regulations and environmental changes and act if necessary.

2.	Other Information on Corporate Governance Framework

[End of this document: attachments]

This document is a translation of the original Corporate Governance Report in Japanese; in the event of any discrepancy relating to the content of the Report, the Japanese version shall prevail.

1)	Schematic Diagram of Corporate Governance Framework (as of June 30, 2026)

*Please refer below 2) for Internal Control System Framework

2)	Schematic Diagram of Internal Control System (as of June 30, 2026)

This document is a translation of the original Corporate Governance Report in Japanese; in the event of any discrepancy relating to the content of the Report, the Japanese version shall prevail.

3)	Overview of Timely Disclosure System

The Company considers that disclosure control constitutes a significant part of its entire corporate governance. To ensure and realize timely and appropriate disclosure of material information for ORIX Group and implement timely and appropriate information disclosure to stakeholders, we have developed a timely disclosure system. The following is an overview.

•

The Disclosure Committee, which plays a key role in our timely disclosure control, is chaired by the Group CFO and consists of the Global General Counsel and the executive officers in charge of Compliance and Internal Audit. When undisclosed material information is reported by an Executive Officer of the Company or the person in charge of an ORIX Group company department, the Disclosure Committee examines matters related to the disclosure of the material information, such as the applicability of the material information, the necessity of disclosure, and disclosure methods, and take the necessary steps.

•

Additionally, in order to operate the timely disclosure system appropriately, we have established the Disclosure Committee Secretariat, which takes charge of the system, while formulating and disseminating the “Disclosure of Corporate Information Regulations” as Group rules that apply to the Company and its subsidiaries. The Rules stipulate the disclosure system and reporting procedures and set forth “The Guidelines for Material Information Evaluation Criteria” , which include the types and criteria of information subject to disclosure in order to help determine the necessity of reporting.

•

The person in charge of each department is responsible for compliance with these rules and developing a system for that purpose and is obliged to report to the Disclosure Committee immediately (within 24 hours at the latest) upon the occurrence of material information.

(Progress of Matters for Disclosure) Notice Regarding Transfer of Equity Interest (change in subsidiary): IX NTI Holdings, LLC (U.S. PE Investment: Network Connex)

Tokyo, Japan - June 30, 2026 - ORIX Corporation (“ORIX”) announced today that, with respect to the transfer of all equity interests in IX NTI Holdings, LLC, as disclosed on April 14, 2026, in the “Notice Regarding Transfer of Equity Interest (change in subsidiary): IX NTI Holdings, LLC (U.S. PE Investment: Network Connex) ,”* the scheduled effective date of the share transfer is as follows.

1.	Effective date of the transfer (planned)

July 1, 2026 (U.S. Time)

* Notice Regarding Transfer of Equity Interest (change in subsidiary): IX NTI Holdings, LLC (U.S. PE Investment: Network Connex) (April 14,2026)

Contact Information:

Investor Relations Department

ORIX Corporation

Tel: +81-3-3435-3121

About ORIX Group:

ORIX Group (ORIX Corporation TSE: 8591; NYSE: IX) was established in 1964 and has grown from its roots in leasing in Japan to become a global, diverse, and unique corporate group. Today, it is active around the world in financing and investment, life insurance, banking, asset management, real estate, concession, environment and energy, automobile-related services, industrial/ICT equipment, ships and aircraft. Since expanding outside of Japan in 1971, ORIX Group has grown its business globally and now operates in around 30 countries and regions across the world with approximately 37,000 people. ORIX Group unites globally around its Purpose: “Finding Paths. Making Impact.” combining diverse expertise and innovative thinking to help our world develop in a sustainable way.

For more details, please visit our website: https://www.orix.co.jp/grp/en/

(As of March 31, 2026)

Caution Concerning Forward Looking Statements:

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results that differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “(4) Risk Factors” of the “1. Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2025 – March 31, 2026” furnished on Form 6-K.

Filing of Amendment Extraordinary Report

TOKYO, Japan — June 30, 2026 — ORIX Corporation (TSE: 8591; NYSE: IX), a leading integrated financial services group, announced today that it filed an amendment extraordinary report with the Director-General of the Kanto Financial Bureau in Japan concerning the potential sale of IX NTI Holdings, LLC (“Target”), the holding company for NTI Connect, LLC d/b/a Network Connex (“Network Connex”). Network Connex is a portfolio company of ORIX Capital Partners (“OCP”), the operationally-focused private equity team of our wholly-owned subsidiary, ORIX Corporation USA (“OCU”).

1.	Reason for Filing

In order to amend some of the statements in the extraordinary report submitted on April 14, 2026 pursuant to Article 24-5, paragraph (4) of the Financial Instruments and Exchange Act and Article 19, paragraph (2), item (3) of the Cabinet Office Ordinance on Disclosure of Corporate Information, we have submitted the amendment extraordinary report pursuant to Article 24-5, Paragraph (5) of the Financial Instruments and Exchange Act.

2.	Section of the amendment

2. Description of Report

(3) Reason and date of transfer

3.	Details of the amendment

The underlined languages have been amended.

(Original)

2. Description of Report

(3) Reason and date of transfer

Reason	On April 13, 2026 (U.S. time), an affiliate of ORIX Corporation entered into a purchase agreement with Buyer, an entity affiliated with Olympus Partners, to sell Target, which is considered a Specified Subsidiary of ORIX Corporation, to Buyer. Upon the closing of this transaction, Target will cease to be a subsidiary of ORIX Corporation, resulting in a change in a Specified Subsidiary.

Date	The share transfer is planned promptly after the conditions precedent under the equity interest transfer agreement are satisfied.

(Amended)

2. Description of Report

(3) Reason and date of transfer

Reason	On April 13, 2026 (U.S. time), an affiliate of ORIX Corporation entered into a purchase agreement with Buyer, an entity affiliated with Olympus Partners, to sell Target, which is considered a Specified Subsidiary of ORIX Corporation, to Buyer. Upon the closing of this transaction, Target will cease to be a subsidiary of ORIX Corporation, resulting in a change in a Specified Subsidiary.

Date	July 1, 2026 (planned)